UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

rStar Corporation
(Name of the Issuer)

Gilat Satellite Networks Ltd.
(Name of Person(s) Filing Statement)

$0.01 Par Value Common Stock
(Title of Class of Securities)

98912E 10 0
(CUSIP Number of Class of Securities)

Rachel Prishkolnik
Legal Counsel
Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye
Petah Tikva, 49130 Israel
+ 972 3 925-2003

(Name, Address and Telephone Number of Person Authorized
to Receive
Notices and Communications on Behalf of Person(s) Filing
Statement)	Copy to: Jonathan Klein, Esq. Piper Rudnick LLP 1251 Avenue of the Americas 29th Floor New York, NY 10020-1104 (212) 835-6102

        This statement is filed in connection with (check the appropriate box):

☐	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	(b)	The filing of a registration statement under the Securities Act of 1933.
☐	(c)	A tender offer.
☒	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
$9,493,380	$768

*	The amount of the filing fee equals $80.90 per million of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 768.00
Form or Registration No.:	SC 13E-3
Filing	Party: Gilat Satellite Networks Ltd.
Date	Filed: December 24, 2003

SUMMARY TERM SHEET

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

        This summary and the remainder of this transaction statement on Schedule 13E-3 include information describing the “going private” transaction involving rStar Corporation, referred to herein as rStar, how it affects you, what your rights are with respect to the transaction as a stockholder of rStar and the position of Gilat Satellite Networks, Ltd., referred to herein as we, us or Gilat, on the fairness of the transaction to the unaffiliated public stockholders of rStar, that is, the stockholders other than Gilat and its affiliates. Please read this summary and the remainder of this document very carefully.

Principal Terms of the Transaction

Relationship of the Parties	rStar, through its wholly-owned subsidiary, StarBand Latin America (Holland) N.V., provides satellite-enabled rural telephony and internet services and related network operations in certain Latin America countries in connection with long-term contracts awarded to affiliates of Gilat and certain contracts awarded to rStar's Latin American subsidiaries. In addition, rStar provides two-way, always-on, high-speed Internet access and telephony to residential and small office/home office customers in Latin America via satellite. rStar's services provide high-capacity, high-speed transmission of data, audio, telephony and video to consumers and other subscribers. rStar offers to all of its customers stand-alone Internet access as well as a bundled product which includes telephony services.

Gilat, together with its affiliates, holds approximately 84.9% of the outstanding shares of common stock, par value $0.01 per share, of rStar. Gilat, with its global subsidiaries Spacenet Inc. and rStar, is one of the leading providers of telecommunications solutions based on Very Small Aperture Terminal, or VSAT satellite network technology - with approximately 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage(R), DialAw@y IP(TM), FaraWay(TM), Skystar 360E(TM)and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides equipment for satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services, primarily in the United States. Certain officers and directors of Gilat are also officers and directors of rStar. See Item 3, "Identity and Background of Filing Person" and Schedule I to this Schedule 13E-3.

Negotiated Purchase	On December 4, 2003, Gilat entered into an agreement , which was deemed effective as of November 25, 2003, to purchase an aggregate of 9,672,031 shares of rStar common stock from certain individual shareholders of rStar and/or their respective affiliates. These individual shareholders will receive cash consideration of $0.60 per share in this negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders. Upon the consummation of the negotiated purchase, Gilat’s ownership of the shares of common stock of rStar will increase from approximately 84.9% to approximately 94.2%. Pursuant to the terms of the stock purchase agreement, Gilat is required to complete a short-form merger to acquire shares held by all other rStar stockholders at $0.60 per share promptly following such purchase. The stock purchase agreement also contains voting, stand-still and lock-up agreements and is subject to several closing conditions, including the satisfaction of our filing obligations under the Exchange Act. See the section entitled "Fairness of the Going-Private Transaction - Recent purchases of share of rStar common stock" below.

This transaction statement is being filed because the consummation of the negotiated purchase is the first step of a transaction which will result in a Rule 13E-3 transaction as defined under the Exchange Act.

The Short-Form Merger	Upon consummation of the negotiated purchase, Gilat will hold approximately 94.2% of rStar's outstanding shares. After consummating the negotiated purchase, we intend to undertake a short-form merger or similar transaction whereby a to-be-formed wholly-owned subsidiary of Gilat which will hold all of the rStar shares beneficially owned by Gilat (referred to herein as the acquisition subsidiary) will be merged with and into rStar.

After the short-form merger, we intend to seek to cause the registration of rStar's common stock under the Securities Exchange Act of 1934, as amended, to be terminated. The negotiated purchase and the short-form merger are collectively referred to herein as the going-private transaction.

Pursuant to the short-form merger, the acquisition subsidiary will be merged with and into rStar with rStar being the surviving corporation. Each outstanding share of rStar's common stock (other than shares held by the acquisition subsidiary and the unaffiliated public stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the Delaware General Corporation Law) will be canceled in exchange for cash in the amount of $0.60 per share to the holder in cash, without interest. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects - Treatment of options and warrants" and Item 4(a)(2), "Terms of the Transaction - Material Terms - Mergers or similar transactions" in this transaction statement.

Purpose of the Going-Private Transaction
The purpose of the going-private transaction is for Gilat to become the 100% owner of rStar. Upon completion of the short-form merger that is to occur following consummation of the negotiated purchase, rStar will become a wholly-owned subsidiary of Gilat. The transactions have been structured in order to effect a prompt and orderly transfer of the minority ownership of rStar from the public stockholders to us and to provide stockholders with cash for all of their rStar common stock as promptly as practicable. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Purposes."

Merger Consideration	The consideration to be paid to rStar's unaffiliated public stockholders pursuant to the short-form merger will be $0.60 per share in cash, which represents a $0.06 (approximately 11.1%) per share premium over the last sale price per share of $0.54 on December 3, 2003, the date prior to the date on which the stock purchase agreement was executed and the date of the first public announcement of the execution of the stock purchase agreement.

Tax Consequences	Generally, the consideration received in the short-form merger will be taxable for United States federal income tax purposes. You will recognize taxable gain or loss in the amount of the difference between $0.60 and your adjusted tax basis for each share of rStar common stock that you own at the time of the short-form merger. See "Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction" in this transaction statement.

No Stockholder Vote	As the owner of over 90% of rStar's outstanding shares after the consummation of the negotiated purchase, we will be entitled to effect the short-form merger through the acquisition subsidiary by resolution of its board of directors and without any vote of rStar's stockholders, as permitted by Section 253 of the DGCL. See "Special Factors - Fairness of the Going-Private Transaction" and Item 4, "Terms of the Transaction" in this transaction statement.

Surrender of Certificates and Payment for Shares
You will be paid for your shares of rStar common stock promptly after the effective date of the short-form merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of rStar within 10 calendar days following the date the short-form merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the acquisition subsidiary your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4, "Terms of the Transaction" in this transaction statement.

Source and Amount of Funds	The total amount of funds required by the acquisition subsidiary to pay the merger consideration to the unaffiliated public stockholders of rStar, and to pay related fees and expenses is estimated to be approximately $4.9 million, in addition to payment of approximately $5.8 million for the shares to be acquired in connection with the negotiated purchase The acquisition subsidiary plans to fund the purchase price with cash from us that is not subject to any financing condition. See Item 10, "Source and Amount of Funds or Other Consideration" in this transaction statement.

Fairness of the Going-Private Transaction

Gilat's Position on the Fairness of the Going-Private Transaction	Gilat has determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. This belief is based on the following factors:

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, the going-private transaction represents an opportunity for the unaffiliated public stockholders to receive cash for each share of rStar common stock, not subject to any financing condition, at a premium to the current trading price for the rStar common stock (the last sale price for a share of rStar common stock was $0.54 on December 3, 2003, the date prior to the date on which the stock purchase agreement was executed and the date of the first public announcement of the execution of the stock purchase agreement).

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, such consideration substantially exceeds the per share book value of each share of rStar common stock, which, based on the most recent unaudited balance sheets of rStar, was approximately $0.19 at September 30, 2003.

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, a valuation analysis of rStar performed by Gilat management resulted in a valuation of below $0.60 per rStar share on both a going concern and a liquidation basis.

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, we do not believe that unaffiliated public stockholders could rely on liquidity of their investment from a sale of the business occurring in the foreseeable future. Prior to the consummation of the purchase pursuant to the stock purchase agreement, Gilat owned approximately 84.9% of the issued and outstanding rStar shares, and had no present intention to liquidate its position in rStar. In addition, even if Gilat was prepared to sell its position in rStar, since most of rStar’s business is generated by Gilat, it is not likely that a meaningful sale price could be otherwise achieved.

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, we believe that even if the special distribution was payable to rStar stockholders (other than Gilat) in accordance with the terms of rStar's certificate of incorporation (which special distribution could be up to a maximum of $5 million (or approximately $0.32 per share)), any such payment would only arise because of significant weakness in rStar's results of operation and financial performance. Gilat believes that any such weakness would adversely impact the trading price for rStar’s common stock

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to the unaffiliated public shareholders because, among other reasons, rStar currently owes Gilat and its affiliates in excess of $20 million. A portion of that debt represents obligations owed by Starband Latin America (Holland) B.V. to Gilat at the time that rStar acquired StarBand Latin America (Holland) B.V. from Gilat in August 2002. That amount, as well as additional amounts incurred since that time, was incurred by rStar and its subsidiaries as Gilat advanced funds to rStar and its subsidiaries in order to enable them to acquire equipment and finance and manage the cost of certain on-going projects. Since September 2002, Gilat has deferred and extended the timing of the repayment of such amounts. Gilat is under no obligation to continue to defer such payments. Without Gilat’s agreement to continue to defer such payments, rStar could face a liquidity crisis.

•	Gilat believes that the $0.60 per share consideration to be paid for shares of rStar common stock is fair to shareholders because, among other reasons, the unaffiliated public stockholders of rStar are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the short-form merger.

See “Special Factors - Fairness of the Going-Private Transaction.”

Appraisal Rights	You have a statutory right to dissent from the short-form merger and demand payment of the fair value of your rStar common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus a fair rate of interest, if any, from the date of the consummation of the short-form merger. This value may be more or less than the $0.60 per share in cash merger consideration. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d), "Terms of the Transaction - Appraisal rights," in this transaction statement.

Consequences of the Going-Private Transaction

Effects of the Going-Private Transaction	Completion of the going-private transaction will have the following consequences:

•	The acquisition subsidiary will merge with and into rStar resulting in a single, wholly-owned subsidiary of Gilat.

•	Only Gilat will have the opportunity to participate in the future earnings and growth, if any, of rStar's operations. Additionally, only Gilat will face the risk of losses generated by rStar's operations or the decline in value of rStar after the short-form merger.

•	rStar will no longer be subject to the reporting and other disclosure obligations of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this transaction statement.

•	rStar will no longer incur the costs associated with being a public company, including legal, audit and other fees.

•	Subject to the exercise of statutory appraisal rights, each of your shares of rStar common stock will be converted into the right to receive $0.60 in cash, without interest.

•	You will no longer be entitled to receive any special distribution (as defined in rStar's certificate of incorporation) which, pursuant to the terms of rStar's certificate of incorporation and but for the going-private transaction, would be payable to each holder of rStar shares (other than Gilat) in the event that, for the twelve months ended June 30, 2004 rStar's Starband Latin America business does not exceed certain specified net income targets. If payable, the maximum amount of that distribution would be $5 million in the aggregate or approximately $0.32 per share (including the shares which are the subject of the negotiated transaction).

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects.”

For More Information	You may read and copy any of the documents incorporated by reference at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the SEC's Internet web site at www.sec.gov. Documents filed by rStar and incorporated by reference are available without charge upon request to: rStar, 1560 Sawgrass Corporate Parkway, Suite 200, Sunrise, FL 33323. All documents filed by rStar pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this transaction statement to the effective time of the short-form merger shall also be deemed to be incorporated into this transaction statement by this reference. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Person" in this transaction statement.

If you have any questions about the going-private transaction, please call Rachel Prishkolnik, legal counsel, at + 972 3 925-2003.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION

Purposes

        The purpose of the going-private transaction is for Gilat to acquire the minority public interest in rStar thereby allowing Gilat to terminate rStar’s registration under the Exchange Act. Gilat believes that , from rStar’s perspective, the going-private transaction is desirable because it will relieve rStar of the substantial costs of remaining a public company with reporting requirements. The direct and indirect costs associated with rStar’s compliance with the filing and reporting requirements of the Exchange Act have a material adverse effect on rStar’s financial performance and the various costs associated with remaining a public company are expected to increase as a result of recent legislative and regulatory initiatives to improve corporate governance. Gilat believes that, from rStar’s perspective, such costs create a burden that adversely impacts rStar’s ability to efficiently and profitably operate its business.

        Gilat estimates that rStar spent approximately $1,000,000 for the period from January 1, 2003 through September 30, 2003, in costs related to being a public company, a significant portion of which can be attributed to securing directors’ and officers’ insurance (approximately $870,000 on an annual basis); fees related to filings with the SEC and NASDAQ (approximately $100,000 on an annual basis); legal fees payable to outside legal counsel (approximately $125,000 on an annual basis); and fees paid for audit services and audit related services (approximately $120,000 on an annual basis). Gilat estimates that the costs incurred by rStar for similar services during the period from January 1, 2003 through September 30, 2003 would have been approximately $80,000 if rStar had been a private company during that time period. Gilat estimates the costs of rStar being a public company, including complying with the reporting requirements, will total approximately $1,350,000 in fiscal year 2004. Gilat estimates that the costs incurred by rStar for similar services will be approximately 105,000 annually, once the termination of the registration becomes effective.

        Gilat believes the savings for rStar will result from the elimination of NASDAQ stock market fees, press release expenses and certain legal fees, as well as a significant reduction in audit fees, independent directors’ compensation, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees, stock transfer agent expenses and other direct expenses associated with the required SEC filings which are all currently incurred by rStar annually .

        To Gilat’s knowledge, rStar has no present intention or, in its judgment, any current or foreseeable ability to raise capital through sales of securities in a public offering or to acquire other business entities using its stock as the consideration for any such acquisition. Therefore, rStar is unlikely to be in a position to take advantage of its current status as a public company for these purposes. Based on rStar’s size and resources Gilat does not believe the costs associated with rStar remaining a public company are justified for rStar. Gilat believes that, from rStar’s perspective, the costs of rStar remaining a public company are too high and that it would be irresponsible to maintain rStar as a public company in such circumstances. In light of these disproportionate costs, Gilat believes that it is desirable for rStar to eliminate the administrative and financial burden of rStar remaining a public company subject to the reporting requirements of the Exchange Act.

Alternatives

        We believe that effecting the going-private transaction by way of a short-form merger of rStar with and into the acquisition subsidiary under Section 253 of the DGCL is the quickest and most cost effective way for us to acquire the outstanding public minority equity interest in rStar. We considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of rStar’s board of directors and of the unaffiliated public stockholders. We also rejected a tender offer for the rStar common stock held by unaffiliated public stockholders as it entailed additional costs and a subsequent short-form merger could still be required. Gilat also rejected the purchase of the assets of rStar because of the costs, delay and uncertainty associated with such a transaction.

Reasons

        In determining whether to effect the going-private transaction, the board of directors of Gilat considered several factors, including:

•	the financial performance of rStar and current economic conditions generally. Based upon rStar’s most recently published financial statements for the quarter ended September 30, 2003, rStar’s current liabilities exceed rStar’s current assets by more than $6 million. Accordingly, rStar does not have sufficient resources to fund its current liabilities. A substantial portion of those liabilities are made up of obligations from rStar to Gilat and its affiliates. Since September 2002, Gilat has deferred and extended the timing of such payments. Gilat is under no obligation to continue to defer such payments. We believe that from rStar’s perspective, without Gilat’s agreement to continue to defer such payments, rStar could face a liquidity crisis;

•	the fact that the proposed merger consideration to be paid to the holders of rStar common stock (other than shares held by Gilat and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) represented a $0.06 per share premium over the last sale price per share of $0.54 on December 3, 2003, the date prior to the date on which the stock purchase agreement was executed and the date of the first public announcement of the execution of the stock purchase agreement;

•	the elimination of additional burdens on management associated with public reporting and other tasks resulting from rStar’s public company status, including, for example, the dedication of time and resources of rStar’s management and board of directors to stockholder, investor and public relations;

•	the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, rStar would no longer be required to file quarterly, annual or other periodic reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), that Gilat’s board of directors anticipates could result in significant savings, including fees for an audit by an independent accounting firm and legal fees;

•	the greater flexibility that rStar’s management would have to focus on long-term business goals, particularly in light of the potential volatility in rStar’s quarterly earnings; and

•	recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

•	a valuation analysis of rStar performed by Gilat based upon certain customary valuation methodologies, resulted in a valuation of below $0.60 per rStar share.

        Our board of directors also considered the advantages and disadvantages of leaving rStar as a majority-owned, public subsidiary. In the view of Gilat, the principal advantage of leaving rStar as a majority-owned, public subsidiary would be the ability of Gilat to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in rStar. The disadvantages of leaving rStar as a majority-owned, public subsidiary which was considered by Gilat included the inability to achieve many of the benefits discussed above. We concluded that the advantages of leaving rStar as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

        We determined to effect the going-private transaction at this time (i.e., as promptly as practicable after acquiring beneficial ownership of greater than 90% of the shares of rStar common stock) because we wish to immediately realize the benefits of taking rStar private. We were not able to effect a transaction like the going-private transaction before acquiring a significant equity interest in rStar including the prospective purchase of 9,672,031 shares of rStar common stock in the negotiated purchase described above. The value of rStar was not a significant factor in the timing of our decision to propose the going-private transaction.

        The first step in the going-private transaction was the negotiation and execution of the stock purchase agreement. The second step in the going-private transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the unaffiliated public stockholders to receive cash for their shares of rStar common stock quickly and allows us to merge rStar with and into the acquisition subsidiary without any action by the board of directors of rStar or the unaffiliated public stockholders.

Effects

        General.        Upon completion of the going-private transaction, we will have complete control over the conduct of rStar’s businesses and assets. In addition, we will receive the benefit of the right to participate in any future increases in the value of rStar’s business, and we will bear the complete risk of any losses incurred in the operation of rStar’s business and any decrease in the value of rStar’s business. Once the short-form merger is completed, the unaffiliated public stockholders will no longer be able to benefit from a sale of rStar to a third party. From rStar’s perspective, after the going-private transaction, rStar’s operations and management will be under the exclusive control of Gilat as its 100% parent.

        It is expected that immediately following the negotiated purchase and prior to the short-form merger we will own approximately 94.2% of the outstanding rStar common stock.

        Stockholders other than Gilat.        Upon completion of the short-form merger, the unaffiliated public stockholders will no longer have any interest in, and will not be stockholders of, rStar and therefore would not participate in rStar’s future earnings and potential growth and would no longer bear the risk of any decreases in the value of rStar. In addition, the unaffiliated public stockholders would not share in any distribution of proceeds after any sales of businesses of rStar, whether contemplated at the time of the short-form merger or thereafter. See Item 6(c), “Purposes of the Transaction and Plans or Proposals - Plans.” All of the unaffiliated public stockholders’ other indicia of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of rStar and to receive appraisal rights upon certain mergers or consolidations of rStar (unless such appraisal rights are perfected in connection with the short-form merger), as well as the benefit of potential increases in the value of a public stockholder’s holdings in rStar based on any improvements in rStar’s future performance, will be extinguished upon completion of the short-form merger.

        In addition, upon completion of the short-form merger, the unaffiliated public stockholders will no longer be entitled to receive any of the special distribution provided for in rStar’s certificate of incorporation. Pursuant to the terms of rStar’s certificate of incorporation adopted in connection with August 2002 acquisition by rStar of the Starband Latin America business from Gilat, rStar agreed that it would pay a special distribution to its stockholders (other than Gilat) if the Starband Latin America business did not achieve certain earnings targets for either one or both of the years ended June 30, 2003 and June 30, 2004. The earnings targets were satisfied for the year ended June 30, 2003 and, as a result, no special distribution was payable with respect to the period then ended. However, in the event that the net income (as defined in rStar’s certificate of incorporation) of the Starband Latin America business for the period from July 1, 2003 through June 30, 2004 is less than or equal to $11.0 million, the special distribution would be $5.0 million (or approximately $0.32 per rStar share (other than those held by Gilat) including those which are the subject of the negotiated purchase) and if the net income for the Starband Latin America business for the period from July 1, 2003 through June 30, 2004 is greater than $11.0 million and less than or equal to $16.5 million, the special distribution would be $2.5 million (or approximately $0.16 per rStar share (other than those held by Gilat) including those which are the subject of the negotiated purchase). If the applicable net income for the StarBand Latin America Business for the period from July 1, 2003 through June 30, 2004 is greater than $16.5 million, there would be no special distribution. As a result, in addition to no longer participating in the earnings and profits of rStar, unaffiliated public stockholders will not longer benefit from the downside protection provided by the terms of the special distribution.

        Upon completion of the short-form merger, the unaffiliated public stockholders will also not bear the risks of potential decreases in the value of their holdings in rStar based on any downturns in rStar’s future performance. Instead, the unaffiliated public stockholders will have liquidity in the form of the merger consideration in place of an ongoing equity interest in rStar in the form of the shares of rStar common stock. In summary, if the short-form merger is completed, the unaffiliated public stockholders will have no ongoing rights as stockholders of rStar other than statutory appraisal rights in the case of unaffiliated public stockholders who are entitled to and perfect these rights under Delaware law.

        The shares of rStar Common Stock. If the short-form merger is consummated, public trading of the shares of rStar Common Stock will cease. Gilat intends to delist the rStar common stock from the Nasdaq SmallCap Market and to deregister the rStar common stock under the Exchange Act. As a result, rStar will no longer be required under the federal securities laws to file reports with the SEC and will no longer be subject to the proxy rules under the Exchange Act. In addition, the principal stockholders of rStar will no longer be subject to reporting their ownership of shares of rStar common stock under Section 16 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to rStar certain profits from the purchase and sale of shares of rStar common stock.

        Treatment of options and warrants. Pursuant to the terms of the short-form merger, all vested options to purchase rStar common stock will be converted into the right to receive the short-form merger consideration of $0.60 per share. In accordance with the terms of their option agreements, the unvested options held by Samer Salameh (rStar’s Chief Executive Officer), and each of rStar’s directors will lapse upon consummation of the short-form merger. Upon exercise of options, each holder will receive the difference between the exercise price of its options and $0.60 per option share. All warrants to purchase rStar common stock will remain outstanding after the short-form merger in accordance with their terms.

        Directors. The board of directors of Gilat consists of the persons listed in Schedule I to this transaction statement.

SELECTED FINANCIAL DATA

        The selected consolidated financial information presented below, under the captions “Income Statement Data” for the years ended December 31, 2002, 2001 and 2000 and “Balance Sheet Data” at December 31, 2002 and 2001, have been prepared in accordance with U.S. GAAP and have been derived from rStar’s audited consolidated financial statements included in rStar’s annual report on Form 10-K for the fiscal year ended December 31, 2002, which financial statements are incorporated herein by reference.

        The selected consolidated financial information presented below, under the captions “Income Statement Data” for the nine months ended September 30, 2003 and 2002 and “Balance Sheet Data” at September 30, 2003, have been prepared in accordance with U.S.GAAP and have been derived from rStar’s consolidated financial statements included in rStar’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, which financial statements are incorporated herein by reference. Please note that the interim results are not necessarily indicative of results that may be expected for any other period of the year.

	Years Ended December 31,			Nine Months Ended September 30,
Income Statement Data	2000	2001	2002	2002	2003
	Audited	Audited	Audited	Unaudited	Unaudited
	(Dollars in thousands, except per share data)

Revenues from continuing operations	$--	$55,043	$25,836	$23,674	$35,931

Gross Profit	--	2,126	(2,364)	1,272	14,111

Income (loss) from continuing operations	(5,182)	(12,800)	(23,971)	(12,836)	4,334

Loss from discontinued operations	(105,773)	(18,315)	(1,937)	(1,666)	--

Net Income (loss)	(110,955)	(31,115)	(25,908)	(14,502)	$4,334

Dividend on Series A Preferred stock	(213)	--	--	--	--

Net loss applicable to common stockholders	$(111,168)	$(31,115)	$(25,908)	$(14,502)	$4,334

Basic and diluted income (loss) per share:

from continuing operations	$(0.12)	$(0.13)	$(0.23)	$(0.12)	$0.04

from discontinued operations	$(2.44)	$(0.18)	$(0.02)	$(0.01)	$--

Basic and diluted income (loss) per share	$(2.56)	$(0.31)	$(0.25)	$(0.13)	$0.04

Weighted average number of shares used in
computing net earnings (loss) per share
(in thousands):

Basic	43,348	99,171	105,978	106,460	104,530

Diluted	43,348	99,171	105,978	106,460	104,745

	December 31,		September 30,
	2001	2002	2003
	Audited	Audited	Unaudited
	(In thousands)
Balance Sheet Data
Current assets	$76,097	$37,385	$41,417

Non-current assets	27,496	31,673	39,368

Total assets	103,593	69,058	80,785

Current liabilities	58,152	42,854	47,788

Long-term Liabilities	9,030	11,922	13,270

Total liabilities	67,182	54,776	61,058

Shareholders' equity	$36,411	$14,282	$19,727

Book value per share:	$0.34	$0.14	$0.19

Ratio or Earnings to Fixed Charges

Our consolidated ratio of earnings to fixed charges is as follows:

	For the Year Ended December 31,		For the Nine Months Ended September 30, 2003

	2001	2002	2003

Ratio of Earnings to Fixed Charges (1)	N/A	N/A	8.64

            (1) For the purposes of this ratio, “earnings” consists of earnings before income taxes, minority interest and fixed charges, and “fixed charges” consists of interest on indebtedness and capital lease obligations, the interest component of rental expenses, amortization of debt discount and issuance expenses. Earnings were insufficient to cover fixed charges by $13.3 million and $23.8 million for the years ended December 31, 2001 and 2002, respectively.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION

        The following is a general summary of the material U.S. federal income tax consequences of the going-private transaction to beneficial owners of shares of rStar Common Stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, financial institutions, real estate investment trusts, regulated investment companies, brokers, dealers or traders in securities or foreign currencies, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose shares of rStar Common Stock were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

        The receipt of cash by a stockholder, pursuant to the short-form merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder whose shares of rStar common stock are converted, pursuant to the short-form merger, into a right to receive cash will recognize gain or loss equal to the difference between (a) the amount of cash that such stockholder receives in the short-form merger and (b) such stockholder’s adjusted tax basis in such shares of rStar common stock. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the effective date of the short-form merger the stockholder’s holding period for the shares of rStar common stock is more than one year. Holders of shares of rStar common stock should be aware that EquiServe Trust Company , the paying agent, will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the short-form merger to any stockholder that (1) has provided either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) has failed to certify to the paying agent that such stockholder is not subject to backup withholding or that such stockholder is an “Exempt Recipient.” Backup withholding is not an additional tax, but rather may be credited against the taxpayer’s tax liability for the year.

        In general, cash received by unaffiliated public stockholders who exercise statutory appraisal rights in respect of appraisal rights will result in the recognition of gain or loss to the dissenting stockholder. Any such dissenting stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the short-form merger.

        Neither the acquisition subsidiary nor rStar expects to recognize any gain, loss or income by reason of the short-form merger.

        EACH BENEFICIAL OWNER OF SHARES OF RSTAR COMMON STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE SHORT-FORM MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE GOING-PRIVATE TRANSACTION

        Fairness. We currently own approximately 84.9% of the outstanding shares of rStar common stock and expect to own approximately 94.2% of the outstanding shares of rStar common stock after the consummation of the negotiated purchase. Thus, we may be deemed an “affiliate” of rStar under Rule 12b-2 of the Exchange Act. Accordingly, the rules of the SEC require Gilat to express its belief as to the substantive and procedural fairness of the going-private transaction to the unaffiliated stockholders of rStar. In compliance with Rule 13e-3 under the Exchange Act, our board of directors has considered the fairness of the going-private transaction to the unaffiliated public stockholders and unanimously concluded that the going-private transaction is fair to them.

        On September 16, 2003, our board of directors considered a proposed plan to acquire the minority stockholder interest in rStar through the going-private transaction. Subsequently, our board of directors then resolved to take rStar private by negotiating the purchase of the shares of certain individual rStar stockholders followed by a short-form merger whereby an acquisition subsidiary of Gilat would acquire for cash, through the short-form merger, all of the shares of rStar common stock held by the unaffiliated public stockholders. At a subsequent meeting of the Board of Directors held on December 17, 2003, our board of directors reviewed with Gilat management a valuation analysis Gilat management had prepared of rStar and determined that the $0.60 purchase price in the going-private transaction is fair to the unaffiliated public stockholders.

        Factors considered in determining fairness. Our Board of Directors has determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. In coming to that determination, Gilat considered the following material factors:

•	Net asset value. Based on the most recently available audited and unaudited balance sheets of rStar, the $0.60 purchase price for each share of rStar common stock is significantly in excess of its book value, which is $0.18 per share as of September 30, 2003.

•	Valuation Analysis Gilat’s management prepared a valuation analysis which considered the going-concern value of rStar. Such valuation, which utilized a discounted cash flow approach, concluded that, based upon various assumptions, the fair value of shares of rStar common stock was between $0.32 and $0.47 per share. As part of the valuation analysis, our Board also examined and considered the value of rStar’s assets in the event of liquidation and concluded that the liquidation value would be well below the offered purchase price of $0.60 per share.

•	Cash payment for stock; Financial Condition; Prospects. The going-private transaction represents an opportunity for the unaffiliated public stockholders to realize $0.60 per share in cash for their rStar common stock, which Gilat believes would otherwise be extremely difficult or impossible given the lack of liquidity of the market for shares of rStar common stock. Gilat’s management believes it has very good knowledge of rStar’s financial condition and prospects, and believes that, without Gilat’s continued support, rStar will have limited prospects for growth and profitability in the future. Without such growth and profitability, the trading price for shares of rStar’s common stock could be adversely impacted. In that regard, our board considered that, for the past five quarters, Gilat has extended the date for repayment of balances due from rStar to Gilat in order for rStar to continue as a going concern. No additional commitment exists and there is no guarantee that Gilat will continue to provide such an extension. As such, it is unknown for how long rStar will be able to meet its operating cash needs. Such a liquidity crisis could be expected to adversely impact the trading price of rStar’s common stock. Likewise, in the event of a liquidity crisis, rStar could be required to raise additional capital through the issuance of shares at a price below $0.60 per share, thereby diluting the interests of current stockholders. Further, as a public company, Gilat’s board considered its anticipation that there will be an increased cost to rStar of compliance with the additional requirements on public companies under the Sarbanes-Oxley Act of 2002 and related SEC regulations, among other expenses of being a public company. Such increased costs could also be expected to adversely impact rStar’s financial performance, thereby also adversely impacting on trading price of rStar’s common stock.

•	Current Market Prices, Historical Market Prices; Limited Trading Market and Liquidity. Our board considered the current market prices of rStar’s common stock ($0.54 on December 3, 2003). Likewise, our board considered the historical market prices of rStar common stock (which ranged from $0.20 per share to $1.48 per share during the twelve month period preceding the December 4, 2003 announcement of the proposed transaction). In that regard, our board considered the fact that there is a limited trading market and limited liquidity for rStar common stock (the average daily trading volume during the two month period prior to the announcement of the execution of the stock purchase agreement being less than 15,000 shares). Accordingly, Gilat believes that it may be extremely difficult for stockholders to sell significant blocks of rStar common stock without adversely impacting the trading price of the shares. Further, our board considered that, given the limited trading market for shares of rStar common stock, the historical market price (which may result from the sale of a very small number of shares on any given day) may not adequately reflect the fair value thereof.

•	Limited Public Company Benefits. rStar has not been able to realize many of the benefits that result from being a publicly traded company, including equity research coverage or access to the capital markets, as a result of the extremely limited liquidity and low trading price of its common stock. Gilat believes that such factors have and will continue to adversely impact the trading price of shares of rStar’s common stock.

•	Negotiations between Gilat and the stockholders who are party to the Stock Purchase Agreement. The $0.60 per share purchase price was agreed to by the stockholders who are party to the Stock Purchase Agreement (each of whom are former officers and directors of rStar) following negotiations between Gilat and such shareholders. Such negotiations were conducted on an arm’s-length basis with such shareholders seeking to maximum the purchase price they could reasonably be expected to receive for their shares of rStar common stock.

•	Previous Purchases. Our board considered the fact that in August 2002, Gilat acquired shares of rStar common stock in consideration for the purchase by rStar of the Starband Latin America business from Gilat at a price of $2.32 per share. Likewise, in August 2002, Gilat acquired shares of rStar common stock at a price of $2.32 per share in connection with a joint tender offer by Gilat and rStar for shares of rStar common stock. In that regard, the board of Gilat considered the fact that the price paid by Gilat in connection with those purchases, which occurred as part of a series of transactions which commenced nearly three years ago, reflected the market price for shares of rStar common stock at that time and the fact that, immediately following the consummation of those transactions the market price for shares of rStar common stock fell below the $0.60 purchase price.

•	Appraisal rights . Gilat recognizes that state law provides unaffiliated public stockholders with an opportunity to secure “fair value” if they are able to convince a court that they are not receiving fair value pursuant to the short-form merger. The unaffiliated public stockholders are entitled to exercise appraisal rights and demand “fair value” for their shares of rStar common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the short-form merger.

        Factors not considered in determining fairness. Gilat did not consider the following factors to be material in determining the fairness of the going-private transaction:

•	Firm Offers. Gilat is not aware of any firm offers to purchase rStar that have been made during the past two years by any unaffiliated person.

•	Merger, Sale or Other Transfer of Assets. rStar has not engaged in a merger or consolidation with another company or in the sale or other transfer of a substantial part of its assets in the last two years.

•	Securities Purchases. Given Gilat’s ownership position in rStar, there have not been any purchases of rStar common stock that would enable the purchaser to exercise control of rStar.

        In order to evaluate and reach conclusions in connection with the factors discussed above, we conducted the following analyses:

•	Financial analysis. In considering the fairness of the going-private transaction from a financial point of view to rStar’s unaffiliated public stockholders, our board of directors reviewed, and relied in part upon, prior earnings histories, current liquidity and the sources of future liquidity and current financial demands from creditors. In addition, Gilat’s management prepared a valuation analysis which considered the going-concern value of rStar. Such valuation, which utilized a discounted cash flow approach, concluded that, based upon various assumptions, the fair value of shares of rStar common stock was between $0.32 and $0.47 per share. As part of the valuation analysis, our Board also examined and considered the value of rStar’s assets in the event of liquidation and concluded that the liquidation value would be well below the offered purchase price of $0.60 per share.

•	Information concerning the financial performance, condition, business operations and prospects of rStar. In considering the fairness of the going private transaction from a financial point of view to rStar’s unaffiliated public stockholders, our board of directors reviewed and considered rStar’s current financial condition, financial performance, and growth prospects. Among other factors, our board of directors considered the existence and provisions of the terms of the special distribution and the anticipated results of the Starband Latin America business for the twelve months ended June 30, 2004, as well as the fact that payment of the special distribution, if any, would only result from substantial weakness in rStar’s results and financial performance.

•	The merger consideration of $0.60 per share. Our board of directors considered the historical trading values for shares of rStar common stock (the last sale price for a share of rStar common stock on December 3, 2003, the date of the first public announcement of the stock purchase agreement, was $0.54), and the fact that the proposed merger consideration represents a premium of $0.42 per share over the book value per share of rStar common stock of $0.18 at September 30, 2003. In addition, the going-private transaction would eliminate the exposure of the unaffiliated public stockholders to any future or continued declines in the price of the shares of rStar common stock. See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects.”

•	Market Check. Due to the nature of rStar’s financial position, relationship with Gilat and business plan, Gilat’s board concluded that it was not meaningful or appropriate to evaluate the fairness of the purchase price in comparison to other publicly-traded companies, as it was determined that there are few if any such companies which are comparable to rStar.

        In addition, we intend to retain our majority holdings in rStar, and we do not intend to seek a buyer for rStar in the foreseeable future. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of rStar or otherwise provide liquidity in the form of a third party offer to the unaffiliated public stockholders. Accordingly, it is unlikely that finding a third party buyer for rStar was a realistic option for the unaffiliated public stockholders. We considered the absence of any third party buyer for rStar to support the fairness of the going-private transaction to the unaffiliated public stockholders because the absence of a third party buyer demonstrated that the proposed short-form merger with the acquisition subsidiary was the only likely source of prompt liquidity for the shares of rStar common stock which was simultaneously available to all of the unaffiliated public stockholders.

        Procedural fairness. We also determined that the going-private transaction is procedurally fair to the unaffiliated public stockholders. In reaching this determination, we relied primarily on two factors:

•	First, before Gilat determined the $0.60 per share purchase price, Gilat engaged in arms-length negotiations with a group of selling holders, who consisted of Messrs. Mortensen (the former chief executive officer of rStar), Arnouse (a former rStar director) and Appelby (a former rStar director). Such negotiations were conducted on an arm’s-length basis with those shareholders seeking to maximize the purchase price they could reasonably be expected to receive for their shares of rStar common stock.

•	Second, Gilat acknowledged that the unaffiliated public shareholders who believe that the terms of the short-form merger are not fair can pursue appraisal rights under Delaware law.

        Our board of directors considered appointing a special committee of its members who did not have any interests in rStar in order to determine the fairness to the unaffiliated public stockholders of the proposed going-private transaction. For a further description of these interests, see Schedule I to this transaction statement. However, our board of directors decided not to pursue that option. Our board of directors believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. Our board of directors also believed that, based on the factors described above in this section, the terms of the going-private transaction are substantively fair to the unaffiliated public stockholders, and the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and us would outweigh any benefit that would be derived from the appointment of a special committee. In that regard, our board considered the valuation analysis prepared by Gilat’s management which considered the going-concern value of rStar. Such valuation, which utilized a discounted cash flow approach, concluded that, based upon various assumptions, the fair value of shares of rStar common stock was between $0.32 and $0.47 per share. As part of the valuation analysis, our Board also examined and considered the value of rStar’s assets in the event of liquidation and concluded that the liquidation value would be well below the offered purchase price of $0.60 per share.

        Our board of directors also discussed the absence of the procedural safeguards set forth below under “- Certain negative considerations” relating to the lack of approval by rStar’s unaffiliated public stockholders of the going-private transaction, the absence of an unaffiliated representative to act solely on behalf of rStar’s unaffiliated public stockholders and the absence of the approval of the going-private transaction by the board of directors of rStar.

        With respect to the lack of approval by the unaffiliated public stockholders of the going-private transaction, our board of directors believed that the absence of this factor was outweighed by the ability of the unaffiliated public stockholders to demand appraisal of the fair value of their shares of rStar common stock if they did not agree that the proposed merger consideration was fair. With respect to the absence of an unaffiliated representative who would have acted solely on behalf of the unaffiliated public stockholders in the going-private transaction, our board of directors believed that the costs of hiring and compensating such a representative, including likely fees for independent legal and financial advisors to the representative, would have outweighed any benefit to the unaffiliated public stockholders of receiving input from the representative.

        Similarly, with respect to the absence of the approval by rStar’s board of directors of the going-private transaction, our board of directors believed that, had rStar’s board of directors been asked to approve the proposed going-private transaction, it would have wanted to hire its own independent legal and financial advisors, which would also have consumed financial resources that rStar did not have to spare.

        Certain negative considerations. Our board of directors also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the going-private transaction and its procedural fairness:

•	Termination of participation in future growth of rStar. Following the successful completion of the going-private transaction, the unaffiliated public stockholders would cease to participate in the future earnings or growth, if any, of rStar or benefit from increases, if any, in the value of their holdings in rStar.

•	Termination of participation in rights to the special distribution. Following the successful completion of the going-private transaction, the unaffiliated stockholders would cease to be entitled to any special distribution which, pursuant to the terms of rStar’s certificate of incorporation and but for the going private transaction, would be payable to each holder of rStar shares (other than Gilat) in the event that, for the twelve months ended June 30, 2004, rStar’s Starband Latin America business does not exceed certain specified net income targets. If payable, the maximum amount of that distribution would be $5 million in the aggregate or approximately $0.32 per share (including the shares which are the subject of the negotiated transaction). In that regard, our board of directors considered the fact that failure to satisfy the applicable net income targets would be because of weak financial performance by rStar.

•	Conflicts of interest. With respect to the determination of the merger consideration, the financial interests of Gilat are adverse to the financial interests of the unaffiliated public stockholders. In addition, officers and directors of rStar have actual or potential conflicts of interest in connection with the going-private transaction. Some of the officers and directors of Gilat are also officers and directors of rStar.

•	No public stockholder approval. The unaffiliated public stockholders will not have an opportunity to vote on the going-private transaction.

•	No unaffiliated representative or independent director approval. No special committee of directors of rStar was appointed to evaluate the going-private transaction, nor was an independent representative of rStar or the unaffiliated public stockholders appointed to act solely on behalf of the unaffiliated public stockholders for the purpose of negotiating the terms of the going-private transaction or preparing a report concerning the fairness of the going-private transaction. In addition, the board of directors of rStar did not vote on the going-private transaction.

        After having given these additional factors due consideration, we have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that we considered to support our belief that the going-private transaction is substantively and procedurally fair to the unaffiliated public stockholders.

        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the going-private transaction to the unaffiliated public stockholders, and the complexity of these matters, we did not find it practicable to, nor did we attempt to, quantify, rank or otherwise assign relative weights to the specific factors we considered. Moreover, we have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        We have not considered any factors, other than as stated above, regarding the fairness of the going-private transaction to the unaffiliated public stockholders, as it is our view that the factors considered provided a reasonable basis to form our belief.

        Our board of directors did not consider “shopping” rStar to prospective buyers. Shopping rStar would not only entail substantial time delays and allocation of management’s time and energy, but would also disrupt and discourage rStar’s employees and create uncertainty among rStar’s customers and business associates. Furthermore, we do not intend to sell rStar, but rather we intend to continue to operate rStar as part of our business, which precluded the board of directors of rStar from “shopping” rStar. Prior to the consummation of the purchase pursuant to the stock purchase agreement, Gilat owned approximately 84.9% of the issued and outstanding rStar shares, and has no present intention to liquidate its position in rStar. Since most of rStar’s business is generated by Gilat, it is not likely that a meaningful sale price could be otherwise achieved.

        Recent purchases of shares of rStar Common Stock by Gilat.

        The negotiated purchase. On December 4, 2003, we entered into an agreement , which was deemed effective as of November 25, 2003, to purchase 9,672,031 shares of rStar Common Stock from Lance Mortensen, the former chief executive officer of rStar, Michael Arnouse, a former director of rStar, and Charles Appleby, a former director of rStar, and/or entities controlled by them. Each of Messrs. Mortensen, Appleby and Arnouse resigned all of their positions with rStar in August 2002. These shareholders will receive cash consideration of $0.60 per share of rStar common stock held by them in the negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders. Pursuant to this agreement, the selling stockholders have agreed, and have agreed to cause their affiliates:

•	pending the short-form merger, to vote all rStar common stock in the same manner as us, including with respect to the going-private transaction;

•	pending the short-form merger, not to acquire or sell any shares of rStar common stock; and

•	to release us and our affiliates from any claims which he or his affiliates may have against them and us.

        Pursuant to the stock purchase agreement, Gilat has agreed to use commercially reasonable efforts to consummate the short-form merger no later than 30 days after the consummation of the stock purchase, subject to its obligations under Rule 13E-3. The closing of the transactions contemplated by the stock purchase agreement is subject to customary conditions, including the final disposition of all comments of the SEC on this transaction statement. A copy of the stock purchase agreement is attached to this transaction statement as Exhibit (d)(1).

        In addition to the negotiated purchase agreement, Gilat and Messrs. Mortensen, Arnouse and Appleby entered into a release agreement pursuant to which Messrs. Mortensen, Arnouse and Appleby agreed to waive Gilat’s obligations (undertaken pursuant to the acquisition agreement for the StarBand Latin America business) to cause rStar to maintain certain agreed upon levels of directors’ and officers’ liability insurance coverage. A copy of the release agreement is attached to this transaction statement as Exhibit (d)(2). This obligation through August 2005, is a major financial burden to rStar, costing more than $820,000 annually. In consideration for such release and in lieu of rStar continuing to provide insurance coverage to Messrs. Mortensen, Arnouse and Appleby, Gilat agreed to a payment of $950,000.

        The StarBand Latin America Acquisition. In addition, effective on August 2, 2002, rStar consummated the acquisition of the StarBand Latin America business from Gilat in exchange for 43,103,448 shares of rStar Common Stock. At the annual meeting of rStar stockholders, held on April 30, 2002, rStar stockholders approved the StarBand Latin America Acquisition, and other related matters. In accordance with the terms of the second amended and restated acquisition agreement among Gilat To Home Latin America (Holland) N.V., rStar and Gilat dated as of December 31, 2001, rStar acquired the StarBand Latin America business from Gilat. The StarBand Latin America business currently operates satellite-based rural telephony networks in certain Latin American countries, as well as high-speed consumer Internet access pilot networks in certain other countries.

        The exchange offer. In addition to the StarBand Latin America acquisition, on August 2, 2002, rStar and Gilat acquired 6,315,789 shares of rStar common stock as part of an exchange offer of rStar share for cash and Gilat shares. As a result of the StarBand Latin America Acquisition and the exchange offer, Gilat’s beneficial ownership of the outstanding rStar shares increased from approximately 65.5% of outstanding rStar common stock to approximately 84.9%. For each share of rStar Common Stock tendered in the exchange offer participating stockholders received 0.0738 of a Gilat ordinary share (a value of $0.09 based upon the last reported closing price for the Gilat ordinary shares on the Nasdaq National Market on June 24, 2002) and cash consideration of $1.58. This calculation was made prior to Gilat’s 1 for 20 reverse stock split of its ordinary shares.

        Approval of rStar stockholders. Because the going-private transactions is structured as a short-form merger under Section 253 of the DGCL, it does not require approval by rStar’s unaffiliated public stockholders.

        Unaffiliated representative. No directors have been appointed to the rStar board of directors who are not employed by rStar to comprise a special committee of independent directors nor has a representative not affiliated with rStar been retained to act solely on behalf of the unaffiliated public stockholders for purposes of negotiating the terms of the going-private transaction or preparing a report concerning the fairness of the going-private transaction.

        Approval of the board of directors of rStar. Because the going-private transaction is structured as a short-form merger under Section 253 of the DGCL, it does not require approval by the board of directors of rStar.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

        We did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the going-private transaction or value of the rStar common stock and, accordingly, we have not received any report, opinion or appraisal from an outside party relating to the fairness of the merger consideration being offered to the unaffiliated public stockholders or the fairness of the going-private transaction to rStar or to its unaffiliated public stockholders.

        As part of its analysis, Gilat management had discussions with members of management of rStar with respect to its financial condition, the past and current business operations of rStar, the financial condition and future prospects and operations of rStar and other matters believed necessary or appropriate to Gilat management’s inquiry. In addition, Gilat management reviewed other financial studies and analyses and considered such other information as Gilat management deemed appropriate for the purposes of its financial analyses.

Discounted Cash Flow Analysis

        Gilat management conducted a discounted cash flow analysis for the purpose of determining the equity value per share. Gilat management calculated the net cash flows that rStar is expected to generate during fiscal years 2004 through 2008 based upon financial projections prepared by Gilat management after discussions with the management of rStar. Based on this analysis, Gilat management concluded that the estimated present value of the shares was between $0.32 and $0.47 per share, below $0.60 per share purchase price . Gilat management also applied a range of multiples derived from rStar’s financial projections and arrived at equity values for the shares of below $0.60.

        As described above, Gilat management’s financial analysis was only one of many factors considered by the Gilat board in their determination that the terms of the merger are fair to the unaffiliated public stockholders and should not be viewed as determinative of the views of the Gilat board with respect to the value of rStar.

TRANSACTION STATEMENT

ITEM 1.     SUMMARY TERM SHEET.

        See the section above captioned “Summary Term Sheet.”

ITEM 2.     SUBJECT COMPANY INFORMATION.

    (a)        Name and address. The name of the subject company is rStar Corporation. The principal executive offices of the subject company are located at 1560 Sawgrass Corporate Parkway, Suite 200, Sunrise, FL 33323, and its telephone number is (954) 858-1600.

    (b)        Securities. The subject company’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share. As of September 30, 2003, the subject company has outstanding 104,529,864 shares of its common stock, the subject securities of the going-private transaction.

    (c)        Trading market and price. rStar’s common stock is traded publicly on the Nasdaq SmallCap Market under the symbol “RSTRC”. rStar’s common stock has been publicly traded since October 20, 1999, and prior to March 21, 2001 traded under the symbol – “IZAP”. The initial public offering price for rStar’s common stock was $11.00 per share. Prior to its initial public offering, there was no established public trading market for the rStar common stock.

         For the first quarter of fiscal 2004, rStar’s common stock price reached a high of $0.59 and a low of $0.56. The following table shows the high and low common stock prices by quarter from the Nasdaq SmallCap Market of the rStar common stock for the periods indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	2003		2002		2001
	HIGH	LOW	HIGH	LOW	HIGH	LOW

First Quarter	$0.4000	$0.2500	$0.8000	$0.2600	$1.6094	$0.5000
Second Quarter	0.6500	0.3000	0.6800	0.1500	1.1500	0.5500
Third Quarter	1.3400	0.5100	0.7400	0.1000	0.8300	0.3500
Fourth Quarter	0.7500	0.4600	0.3000	0.1200	0.5900	0.2400

    (d)        Dividends. To our knowledge, rStar has not paid any cash dividends on its common stock during the past two years.

    (e)        Prior public offerings. To our knowledge, rStar has not made an underwritten public offering of its common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

    (f)        Prior stock purchases. As described above in the Section entitled “Fairness of the Going Private Transaction — Recent purchases of shares of rStar common stock by Gilat” we entered into a stock purchase agreement to purchase 9,672,031 shares of rStar common stock from Lance Mortensen, the former chief executive officer of rStar, Michael Arnouse, a former director of rStar, and Charles Appleby, a former director of rStar, and/or entities controlled by them. These shareholders will receive cash consideration of $0.60 per share of rStar common stock held by them in the negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders. Pursuant to this agreement, Messrs. Mortensen, Arnouse and Appleby have agreed, and have agreed to cause certain of their respective affiliates:

•	pending the short-form merger, to vote all rStar common stock in the same manner as us, including with respect to the going-private transaction;

•	pending the short-form merger, not to acquire or sell any shares of rStar common stock; and

•	release us and our affiliates from any claims which he or his affiliates may have against them.

        Pursuant to the stock purchase agreement, Gilat has agreed to use commercially reasonable efforts to consummate the short-form merger no later than 30 days after the consummation of the stock purchase, subject to its obligations under Rule 13e-3. The closing of the transactions contemplated by the stock purchase agreement is subject to customary conditions, including the final disposition of all comments of the SEC on this transaction statement. A copy of the stock purchase agreement is attached to this transaction statement as Exhibit (d)(1).

        As part of the negotiated purchase, Gilat and Messrs. Mortensen, Arnouse and Appleby entered into a release agreement pursuant to which Messrs. Mortensen, Arnouse and Appleby agreed to waive Gilat’s obligations (undertaken pursuant to the acquisition agreement for the StarBand Latin America business) to cause rStar to maintain certain agreed upon levels of directors’ and officers’ liability insurance coverage. This obligation through August 2005 is a major financial burden to rStar, costing more than $820,000 annually. In consideration for such release and in lieu of rStar continuing to provide insurance coverage to Messrs. Mortensen, Arnouse and Appleby, Gilat agreed to a payment of $950,000. A copy of the release agreement is attached to this transaction statement as Exhibit (d)(2).

        Also as described above in the Section entitled “Fairness of the Going Private Transaction - Recent purchases of shares of rStar common stock by Gilat”, effective on August 2, 2002, rStar consummated the acquisition of the StarBand Latin America business from Gilat in exchange for 43,103,448 shares of rStar Common Stock. At the annual meeting of rStar stockholders, held on April 30, 2002, rStar stockholders approved the StarBand Latin America Acquisition, and other related matters. In accordance with the terms of the second amended and restated acquisition agreement among Gilat To Home Latin America (Holland) N.V., rStar and Gilat dated as of December 31, 2001, rStar acquired the StarBand Latin America business from Gilat. The StarBand Latin America business currently operates satellite-based rural telephony networks in certain Latin American countries, as well as high-speed consumer Internet access pilot networks in certain other countries.

        In addition to the StarBand Latin America acquisition, on August 2, 2002, rStar and Gilat acquired 6,315,789 shares of rStar common stock as part of an exchange offer of rStar share for cash and Gilat shares. As a result of the StarBand Latin America Acquisition and the exchange offer, Gilat’s beneficial ownership of the outstanding rStar shares increased from approximately 65.5% of outstanding rStar common stock to approximately 84.9%. For each share of rStar Common Stock tendered in the exchange offer participating stockholders received 0.0738 of a Gilat ordinary share (a value of $0.09 based upon the last reported closing price for the Gilat ordinary shares on the Nasdaq National Market on June 24, 2002). and cash consideration of $1.58. This calculation was made prior to Gilat’s 1 for 20 reverse stock split of its ordinary shares.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

    (a)        Name and address. Gilat is the person filing this transaction statement. The business address and business telephone number for Gilat is Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, 49130 Israel, and the telephone number is 972-3-925-2000.

    (b)        Business background of entity. Gilat is organized under the laws of the country of Israel. Gilat, together with its affiliates, holds approximately 84.9% of the outstanding shares of rStar Common Stock. Gilat, with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar, is a leading provider of telecommunications solutions based on VSAT satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Certain officers and directors of Gilat are also officers and directors of rStar. During the last five years, Gilat has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Gilat has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Gilat from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    (c)        Business and background of natural persons.

    (1),(2) The name, business address, position with Gilat, principal occupation and five-year employment history of each of the directors and executive officers of Gilat, together with the names, principal business and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I to this transaction statement.

    (3)               During the last five years, none of the persons listed in Schedule I to this transaction statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (4)               None of the persons listed in Schedule I to this transaction statement has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining those persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) The country of citizenship of each of the persons listed in Schedule I to this transaction statement is listed thereon.

ITEM 4.     TERMS OF THE TRANSACTION.

    (a)        Material terms.

(1) Tender offers. Not applicable.

(2) Mergers or similar transactions.

On December 4 , 2003, Gilat entered into a stock purchase agreement , which was deemed effective as of November 25, 2003, to purchase 9,672,031 shares of rStar common stock from 9,672,031 shares of rStar common stock from Lance Mortensen, the former chief executive officer of rStar, Michael Arnouse, a former director of rStar, and Charles Appleby, a former director of rStar, and/or entities controlled by them. These shareholders will receive cash consideration of $0.60 per share of rStar common stock held by them in the negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders.

Prior to the short-form merger, Gilat and its affiliates will transfer all of the shares of rStar common stock held by them to an acquisition subsidiary. As a result, the acquisition subsidiary will own approximately 94% of the issued and outstanding rStar common stock.

In the short-form merger, rStar will merge with and into the acquisition subsidiary, with rStar being the surviving corporation in the merger. At the effective time of the short-form merger, each share of rStar common stock (other than shares held by the acquisition subsidiary and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) will be converted into the right to receive $0.60, net to the holder in cash and without interest. Pursuant to the terms of the short-form merger, all outstanding options to purchase rStar common stock will be converted into the right to receive the short-form merger consideration of $0.60 per share. Upon exercise of vested options, each holder will receive the difference between the exercise price of its options and $0.60 per option share. In accordance with the terms of their option agreements, the unvested options held by Samer Salameh (rStar’s Chief Executive Officer), and each of rStar’s directors will lapse upon consummation of the short-form merger All warrants to purchase rStar common stock will remain outstanding after the short-form merger.

Under the DGCL, because the acquisition subsidiary will hold at least 90% of the outstanding shares of rStar common stock immediately after the consummation of the negotiated purchase and prior to the short-form merger, the acquisition subsidiary will have the power to effect the merger without a vote of the rStar board of directors or the unaffiliated public stockholders. The board of directors of the acquisition subsidiary will approve the short-form merger by board resolution in accordance with Section 253 of the DGCL, and no other vote will be necessary to approve the short-form merger. As a result, neither rStar, nor Gilat nor the acquisition subsidiary is soliciting proxies or consents from the board of directors of rStar or the stockholders of rStar. The reasons for the going-private transaction are set out in “Special Factors - Purposes, Alternatives, Reasons and Effects of the Going Private Transaction - Reasons.” Certain federal income tax consequences of the going-private transactions are set out in “Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction”.

Upon completion of the short-form merger, in order to receive the merger consideration of $0.60 per share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Equiserv Trust Company N.A., the paying agent, at (a) if by regular mail, EquiServe Corporate Actions, P.O. Box 43014, Providence, RI 02940-3014, (b) if by hand, Securities Transfer & Reporting Services, Inc., c/o Boston EquiServe LP, 100 William St/Galleria, NY, NY 10038 or (c) if by overnight courier, EquiServe Corporate Actions, 150 Royall Street, Canton, MA 02021, and (2) surrender their shares of rStar common stock by delivering the stock certificate or certificates that, prior to the short-form merger, had evidenced those shares to the paying agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the effective date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

For federal income tax purposes, the receipt of the cash consideration by holders of rStar common stock pursuant to the short-form merger will be a taxable sale of the holder’s shares. You will recognize taxable gain or loss in the amount of the difference between $0.60 and your adjusted tax basis for each share of rStar common stock that you own at the time of the short-form merger. See “Special Factors - Certain Federal Income Tax Consequences of the Going-Private Transaction.”

    (b)        Different terms. Stockholders of rStar will be treated as described in Item 4(a), “Terms of the Transaction - Material terms - Mergers or similar transactions.”

    (c)        Appraisal rights. Holders of rStar common stock who properly perfect their appraisal rights under Section 262 of the DGCL will have the right to seek an appraisal and to be paid the “fair value” of their shares of rStar common stock at the effective time of the short-form merger. The fair value of the rStar common stock is determined exclusive of any element of value arising from the expectation or accomplishment of the short-form merger.

        The following is a brief summary of the statutory procedures to be followed in order for a holder of rStar common stock to dissent from the short-form merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in Exhibit (f) to this transaction statement and is incorporated into this transaction statement by this reference. Any holder of rStar common stock considering demanding appraisal of their shares is advised to consult that stockholder’s own independent legal counsel with respect to the availability and perfection of appraisal rights in the short-form merger.

        Notice of the effective date of the short-form merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the rStar common stock by rStar, as the surviving corporation in the short-form merger, within 10 calendar days of the effective date of the short-form merger. This merger notice should be reviewed carefully by the stockholders. Any rStar stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the merger notice, to demand in writing from rStar an appraisal of his or her shares. This demand will be sufficient if it reasonably informs rstar of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand would foreclose a stockholder’s right to appraisal.

        A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of rStar common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If shares of rStar common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

        A record owner who holds rStar common stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the rStar common stock held for all or less than all of the beneficial owners of rStar common stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of rStar common stock covered by the demand. Where the number of shares of rStar common stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of rStar common stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the notice of short-form merger.

        Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Legal Department, Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, 49130 Israel, or to any other address as is specified in the notice of merger. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of rStar common stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

        Within 120 calendar days after the effective date of the short-form merger, rStar, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of rStar common stock of all stockholders. rStar is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of rStar common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on rStar.

        Within 120 calendar days after the effective date of the short-form merger, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from rStar a statement setting forth the aggregate number of shares of rStar common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of rStar common stock. This statement must be mailed within 10 calendar days after a written request therefore has been received by rStar or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

        In determining “fair value”, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered. However, Section 262 provides that “fair value” is to be determined exclusive of any element of value arising from the accomplishment or expectation of the short-form merger.

        Holders of rStar common stock who seek appraisal of their rStar common stock should bear in mind that the “fair value” of their rStar common stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for the stock in the short-form merger, and that opinions of investment banking or financial valuation firms as to fairness from a financial point of view are not necessarily opinions as to “fair value” within the meaning of Section 262. Moreover, rStar, as the corporation surviving the short-form merger, intends to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the “fair value” of the rStar common stock, as the case may be, is less than that paid in the short-form merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all rStar common stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

        The Delaware Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of rStar common stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

        Any holder of rStar common stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of rStar common stock subject to the demand for any purpose or to receive payment of dividends or other distributions on rStar common stock after the effective time of the short-form merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the short-form merger.

        At any time within 60 days after the effective time of the short-form merger, any former holder of rStar common stock will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for shares of rStar common stock in the short-form merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of rStar, as the corporation surviving the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the rStar common stock. Inasmuch as rStar has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

        STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

    (d)        Provisions for unaffiliated security holders. rStar does not intend to grant unaffiliated stockholders special access to its records in connection with the short-form merger. Neither Gilat nor rStar intends to obtain counsel or appraisal services for unaffiliated stockholders of rStar.

    (e)        Eligibility for listing or trading. Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a)        Transactions. The nature and dollar amount of any transaction, other than those described in paragraphs (b) or (c) of this Item 5, that occurred during the past two years, between Gilat or the persons listed on Schedule I to this transaction statement and rStar and any affiliate of rStar is incorporated herein by reference to Item 13 to rStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The Form 10-K for its fiscal year ended December 31, 2002 is available from the SEC’s web site at www.sec.gov and for inspection and copying at the SEC’s public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

    (b), (c) See Item 2(f) above and the Section above entitled “Fairness of the Going Private Transaction - Recent purchases of shares of rStar common stock by Gilat”for a discussion of the StarBand Latin America acquisition.

    (e)        See Item 2(f) above and the Section above entitled “Fairness of the Going Private Transaction - Recent purchases of shares of rStar common stock by Gilat”for a description of the negotiated purchase, the StarBand Latin America acquisition and the exchange offer.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a)        Use of securities acquired. The shares of rStar capital stock will be canceled in the short-form merger.

    (b)        Plans. It is currently expected that, following the consummation of the short-form merger, the business and operations of rStar will be conducted by us substantially as they are currently being conducted. We intend to continue to evaluate the business and operations of rStar with a view to maximizing its potential, and we will take the actions deemed appropriate under the circumstances and market conditions then existing. We intend to delist the rStar common stock from the Nasdaq SmallCap Market and to cause rStar to terminate the registration of its common stock under Section 12 of the Exchange Act following the short-form merger. This would result in the suspension of rStar’s duty to file reports pursuant to the Exchange Act. See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction - Effects.”

        We do not currently have any commitment or agreement, and we are not currently negotiating for the sale of any of rStar’s businesses. Except as otherwise described in this transaction statement, as of the date of this transaction statement, we have not approved any specific plans or proposals for:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving rStar or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of rStar or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of rStar (except that, as a result of the going-private transaction, rStar will no loner be required to pay the special distribution. See “Summary Terms Sheet Consequences of the Going-Private Transaction Effects of the Going-Private Transaction,” “Special Factors Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction Effects,” and “Fairness of the Going-Private Transaction Factors considered in determining fairness” and ” Certain negative considerations”);

•	any other material change in the corporate structure or business of rStar; or

•	any extraordinary corporate transaction involving rStar after completion of the short-form merger.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        See the section above captioned “Special Factors - Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction.”

ITEM 8.     FAIRNESS OF THE TRANSACTION.

        See the section above captioned “Special Factors - Fairness of the Going Private Transaction.”

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        See the section above captioned “Special Factors - Reports, Opinions, Appraisals and Negotiations.”

ITEM 10.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)        Source of funds. The total amount of funds required by the acquisition subsidiary to pay the merger consideration to the unaffiliated public stockholders of rStar and to option holders of vested options, and to pay related fees and expenses is estimated to be approximately $4.9 million, in addition to payment of approximately $5.8 million for rStar shares to be purchased in connection with the negotiated purchase. The acquisition subsidiary plans to fund the purchase price with cash from us that is not subject to any financing condition.

    (b)        Conditions. There are no conditions to financing arrangements for the going-private transaction, and there are no alternative financing arrangements or alternative financing plans.

    (c)        Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the short-form merger, including certain liabilities under U.S. federal securities laws.

        Except as described under Item 11(b), “Interest in Securities of the Subject Company - Securities transactions,” and Item 14, “Personal Assets, Retained, Employed, Compensated or Used,” we will not pay any fees or commissions to any broker or dealer in connection with the going-private transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

        The estimated fees and expenses to be incurred by us in connection with the going-private transaction are set forth in the table below:

Filing fees	$768
Legal fees	125,000
Transfer agent fees	10,000
Printing
mailing costs and other fees	30,000
Total	$165,768

    (d)        Borrowed funds. Not applicable.

ITEM 11.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)        Securities ownership. Immediately after the consummation of the negotiated purchase agreement and on the effective date of the short-form merger, Gilat, through the acquisition subsidiary, is expected to be the owner of approximately 98,379,595 shares of rStar common stock, representing approximately 94.2% of the outstanding shares of rStar common stock. Details regarding the beneficial ownership of Gilat’s common stock is set forth in Schedule I to this transaction statement.

    (b)        Securities transactions. On December 4, 2003, we entered into an agreement , which was deemed effective as of November 25, 2003, to purchase 9,672,031 shares of Common Stock from certain stockholders of rStar. These individual shareholders will receive cash consideration of $0.60 per share of rStar common stock held by them in the negotiated purchase, subject to adjustment if Gilat pays a higher price per share to other rStar stockholders.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

    (d), (e) Intent to tender or vote in a going-private transaction; Recommendations of others. To our knowledge, at the time we approve the short-form merger, no executive officer, director or affiliate of rStar will own any shares of rStar capital stock, and therefore, except as described under the section captioned “Special Factors - Fairness of the Going Private-Transaction,” none of these persons currently intends to tender or sell rStar common stock or make a recommendation regarding the transaction.

ITEM 13.     FINANCIAL STATEMENTS.

    (a)        Financial information.

(1)	Incorporated by reference to rStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 .

(2)	Incorporated by reference to rStar’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

(3)	The ratio of earnings to fixed charges, as required, is set forth under the heading “Selected Financial Data” in the Transaction Statement

(4)	The book value per share information, as required, is set forth under the heading “Selected Financial Data” in the Transaction Statement.

     (b)        Pro forma information. No pro forma data giving effect to the going-private transaction is provided because Gilat does not believe such information is material to the unaffiliated public shareholders in evaluating the proposed transaction since (1) the consideration for rStar common stock is all cash and (2) if the proposed transaction is completed, rStar’s common stock would cease to be publicly traded.

     (c)        Summary Information. See the information under the heading “Selected Financial Data” in the Transaction Statement

ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a)        Solicitations or recommendations.

        Except as described above, there are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the going-private transaction.

    (b)        Employees and corporate assets. Except as described in Item 14(a) under the heading “- Solicitations or recommendations,” no employees or corporate assets of rStar will be used by us or our affiliates in connection with the going-private transaction.

ITEM 15.     ADDITIONAL INFORMATION.

None.

ITEM 16.     EXHIBITS.

(a) (d)(1) (d)(2) (f)	Letter from Gilat Stock Purchase Agreement Release Agreement Delaware General Corporation Law Section 262

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2004	GILAT SATELLITE NETWORKS, LTD. BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number (a) (d)(1) (d)(2) (f)	Description Letter from Gilat Stock Purchase Agreement Release Agreement Delaware General Corporation Law Section 262

SCHEDULE I

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF GILAT

        Directors and Executive Officers. The name, business address, position with Gilat, present principal occupation or employment and five-year employment history of the directors and executive officers of Gilat, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to Gilat. Each of the directors and executive officers of Gilat is a citizen of the country indicated below. To the knowledge of the Filing Persons, no director or executive officer of Gilat has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Gilat has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The principal business address for each executive officer and director is Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, 49130 Israel.

Name	Position with Gilat	Principal Occupation or Employment. Five-Year Employment History and Country of Citizenship.

Shlomo Rodav	Chairman of the Board of Directors	Shlomo Rodav was appointed Chairman of the Board of Directors of Gilat on April 15, 2003. He is the indirect owner, director, chairman and/or Chief Executive Officer of numerous companies in the investment, environment, infrastructure, food, hi-tech and other areas. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director in numerous other companies, including, among others, Extent and Cellonet for which a receiver has been appointed. Mr. Rodav holds a MBA from Columbia University and a B.A. from the Tel Aviv University.

Mr. Rodav is a citizen of Israel.

Oren Most	President and Chief Executive Officer	Oren Most became President and Chief Executive Officer of Gilat on April 15, 2003. He joined Gilat from Cellcom (Israel), the county's largest and most successful cellular phone company, where he was one of the company's founders and served as Deputy CEO and Head of the Customers Division.

Prior to his work at Cellcom, Most led two successful corporate turnarounds, as CEO of Keter, one of Israel's largest book publishing and printing companies, and as Managing Director of Gibor-Sabrina's Pantyhose Division. Oren Most's experience also includes management positions in banking and venture capital in the United States. Mr. Most received his MBA degree from New York University in 1981.

Mr. Most is a citizen of Israel and the United States.

Robert Bednarek	Director	Robert Bednarek was appointed by the Board of Directors in June 2003 but has served on Gilat's board in the past. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL. Previously he was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation. Mr Bednarek holds a Bachelor of Science degree in engineering from the University of Florida.

Mr. Bednarek is a citizen of the United States.

Pinchas Buchris	Director	Mr. Pinchas Buchris joined the Gilat board in November 2003. Since January 2003, Mr. Buchris is a Venture Partner in Apax Israel and acts as a special advisor for several technology start-ups and companies. As Brigadier General (Res.), for the past 15 years, he has headed an array of technology units within the Israeli Defense Corps, culminating with his being appointed head of the main intelligence technology unit.

Mr. Buchris completed the Advanced Management Program at Harvard Business School. He holds an MBA and a BSc in computer science from the Technion Technology Institute in Haifa. In 1993, Mr. Buchris was awarded the Israel Security Award, one of the most prestigious national awards given in Israel.

Mr. Buchris is a citizen of Israel.

Gideon Chitayat	Director	Gideon Chitayat was nominated to the board of directors of Gilat on April 15, 2003. Mr. Chitayat has served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. since 1985. Mr. Chitayat serves and served in the past as a consultant to Chief Executive Officers and to Chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel, and his main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd. Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and Mishkan Mortgages Bank, both of which are public companies, as well as of Israel Aircraft Industries and Hapoalim U.S. Holding. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq - Israel Telephone Corporation and others. Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a MBA (with honors) and B.A. (Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat serves on Gilat's Audit, Stock Option and Compensation Committees.

Mr. Chitayat is a citizen of Israel.

Yoel Gat	Director	Yoel Gat is a co-founder of Gilat and was its Chief Executive Officer and a director since Gilat's inception until April 15, 2003. From July 1995 and until April 15, 2003, he served as the Chairman of the board of directors. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat also served as the Chairman of the MOST Consortium, as a director of rStar Corporation (a subsidiary of Gilat), and as Chairman of the board of directors of StarBand Communications (a company in which Gilat holds interest). Mr. Gat holds a B.Sc. (Electrical Engineering and Electronics) from the Technion-- Israel Institute of Technology and a master's degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

Mr. Gat is a citizen of Israel.

Amiram Levinberg	Director	Amiram Levinberg co-founded Gilat and has been a director since its inception. From July 1995 and until April 15, 2003, he served as Gilat's President. Until 2002, Mr. Levinberg also served as the Company's Chief Operations Officer. Until July 1995, he served as Gilat's Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) and a master of science degree in digital communications from the Technion -- Israel Institute of Technology.

Mr. Levinberg is a citizen of Israel

Linda E. Harnevo	Director	Linda E. Harnevo is the founder and General Manager of the technology solutions company Red Zebra Ltd., and has served on its board of directors. Ms. Harnevo has also recently founded Global Medical Networks, which is engaged in the field of mobile medical information, and serves on its board of directors. Ms. Harnevo has recently been appointed as a director of Lipman Electronics Engineering Ltd., a public company in the field of electronics. Ms. Harnevo holds a Ph.D and an M.Sc. from the Weizmann Institute and a B.Sc. from Bar-Ilan University. Ms. Harnevo serves on Gilat's Audit, Compensation and Stock Option Committees.

Ms. Harnevo is a citizen of Israel.

David Milgrom	Director	David Milgrom currently serves as the Chief Executive Officer of Gmul Investment Ltd., dealing mainly with investments in high-tech, real-estate and infrastructure. From 1997 to 2000 Mr. Milgrom served as the Budget Director in the Israeli Ministry of Finance and was responsible for Israel's budget preparation and structural reforms in the Israeli economy. Mr. Milgrom was the CFO of Pele-Phone Cellular Communication Ltd. Mr. Milgrom serves as an external director in the investment committee of Menora, a public company which is one of the largest insurance companies in Israel. His term of office in Menora will expire on 2005. Mr. Milgrom holds a MBA and a B.A. (Economics and Political Science) from the Hebrew University in Jerusalem. Mr. Milgrom serves on Gilat's Audit Committee.

Mr. Milgrom is a citizen of Israel.

        Stock Ownership. The following table shows, with respect to each person or entity listed in this Schedule I known to Gilat to be the beneficial owner of shares the rStar Common Stock, as of December 23, 2003, (i) the number of shares of Common Stock so owned and (ii) the percentage of all shares outstanding represented by such ownership (based upon the number of shares, options and warrants outstanding as of December 23, 2003).

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class

Yoel Gat	71,124	0.068
Amiram Levinberg	71,124	0.068

Exhibit (a)

[RSTAR ACQUISITION CORPORATION]

Please read this letter carefully.

        [rStar Acquisition Corp.], a Delaware corporation (the “Company”) and wholly-owned subsidiary of Gilat Satellite Networks Ltd., an Israeli corporation (“Gilat”), holds all of the shares of common stock of rStar Corporation, a Delaware corporation, (“rStar”) beneficially owned by Gilat. These shares represent approximately 94.2% of rStar’s common stock, par value $0.01 per share (the “Common Stock”). The Company and rStar have entered into an agreement whereby the Company will be merged with and into rStar with rStar being the surviving corporation (the “Merger”). Each outstanding share of Common Stock (other than shares of Common Stock held by the Company and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be canceled in exchange for cash in the amount of $0.60 per share to the holder in cash, without interest (the “Merger Consideration”), on the effective date of the Merger (the “Effective Date”). All rights with respect to the Common Stock (other than with respect to shares of Common Stock held by the Company and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) will cease and terminate on the Effective Date. EquiServe Trust Company, N.A. has been appointed paying agent (the “Paying Agent”) for the Company.

        In order to receive your Merger Consideration, you must complete, date, sign and return this Letter of Transmittal to EquiServe Trust Company, N.A. (the “Exchange Agent”) at the address listed below, along with all of your certificates representing your Common Stock. Any person holding more than one certificate representing its Common Stock must surrender all such certificates registered in such person’s name in order to receive the Merger Consideration to which such person is entitled. Please return your certificates:

If by mail to: EquiServe Corporate Actions P. O. Box 43014 Providence, RI 02940-3014	If by hand to: Securities Transfer & Reporting Services, Inc. c/o Boston EquiServe LP 100 William St/Galleria New York, NY 10038	If by overnight courier to: EquiServe Corporate Actions 150 Royall Street Canton, MA 02021

If any of your certificates have been mutilated, lost, stolen or destroyed, check here and notify the Exchange Agent at [______________]. They will advise you of the requirements for delivering your Common Stock and receiving your Merger Consideration.

(If additional space is needed, please complete separate letters of transmittal)

LETTER OF TRANSMITTAL

To Accompany Certificate(s) of Common Stock of
RSTAR CORPORATION

Surrendered Pursuant to
the Short-Form Merger

The Paying Agent is:
quiServe Trust Company, N.A.

For Information Call:
[______________]

If by mail to: EquiServe Corporate Actions P. O. Box 43014 Providence, RI 02940-3014	If by hand to: Securities Transfer & Reporting Services, Inc. c/o Boston EquiServe LP 100 William St/Galleria New York, NY 10038	If by overnight courier to: EquiServe Corporate Actions 150 Royall Street Canton, MA 02021

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOTCONSTITUTE
A VALID DELIVERY

☐ Check here if your certificate(s) have been lost, stolen or destroyed. See Instruction 5.

DESCRIPTION OF SHARE(S) SURRENDERED-BOX 1
Name(s) and Address(es) of Registered Holder(s) as appears on certificate(s) (if you need more space attach a list and sign the list)	Certificate Number(s)	Number of Shares Formerly Represented by Certificate(s)

TOTAL SHARES

Ladies and Gentlemen:

        This Letter of Transmittal relates to [rStar Acquisition Corp.‘s], a Delaware corporation (the “Company”) and wholly-owned subsidiary of Gilat Satellite Networks Ltd., an Israeli corporation (“Gilat”), merger with and into rStar Corporation, a Delaware corporation (“rStar”), with rStar being the surviving corporation (the “Merger”). The Company holds all of the shares of common stock, par value $0.01 per share, of rStar (the “Common Stock”) beneficially owned by Gilat, which represent approximately 94.2% of the issued and outstanding Common Stock. The Company and rStar have entered into an agreement with respect to the Merger whereby each outstanding share of Common Stock (other than shares of Common Stock held by the Company and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be canceled in exchange for cash in the amount of $0.60 per share to the holder in cash, without interest (the “Merger Consideration”), on the effective date of the Merger (the “Effective Date”). Payment for the Common Stock will be made on or after the Effective Date. All rights with respect to the Common Stock (other than with respect to shares of Common Stock held by the Company and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) will cease and terminate on the Effective Date. The terms of the Merger, which will be effected on February ___, 2004, are described in the Schedule 13E-3 Transaction Statement dated February ___, 2004 and previously mailed to the stockholders of rStar. EquiServe Trust Company N.A. has been appointed paying agent (the “Paying Agent”).

        The undersigned hereby surrenders to the Paying Agent the certificate(s) listed in Box 1 (the “Certificates”), which represent all of the undersigned Common Stock.

        The undersigned irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the Certificates with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to deliver the Certificates for cancellation to the stock transfer agent or the Company, together with all accompanying evidence of transfer and authenticity, upon receipt by the Paying Agent as the undersigned’s agent of the Merger Consideration. The undersigned hereby represents and warrants that the undersigned has full power and authority to surrender the Certificates and the Certificates being transmitted are free and clear of all liens, restrictions, claims, charges and encumbrances, and are not subject to any adverse claims. The undersigned hereby acknowledges that the delivery of the enclosed Certificates shall be effected and risk of loss and title to such Certificates shall pass only upon proper receipt thereof by the Paying Agent.

        The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the transfer of the Certificates.

        All authority conferred or agreed to be conferred in this Letter of Transmittal be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and will not be affected by, and will survive, the death, incapacity or bankruptcy of the undersigned.

        The undersigned understands that unless otherwise indicated herein, the check for the Merger Consideration issuable to such registered holder(s) will be issued in the name(s) of the registered holder(s) appearing under “Description of Share(s) Surrendered” in Box 1. Similarly, unless otherwise indicated herein, the check for the Merger Consideration issuable to such registered holder(s) (and accompanying documents, as appropriate) will be mailed to the address(es) of the registered holder(s) appearing under “Description of Shares(s) Surrendered” in Box 1.

        Unless the appropriate box in Box 2 on the next page is checked, the undersigned is not a foreign person. This information and the undersigned’s name, identifying number, address and, if applicable, place of incorporation, as provided in Box 2, are certified to be true under penalties of perjury.

        If any shares of Common Stock surrendered hereby are registered in different names (e.g., “Jane Doe” or “J. Doe”), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such shares of Common Stock.

BOX 2

IMPORTANT

SIGN HERE
ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW
(OR IF YOU ARE A FOREIGN HOLDER, FORM W-8BEN)

__________________________________________________________________________________________________________

__________________________________________________________________________________________________________
(Signature(s) of Holder(s))

Dated: _________________, 2004

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Certificate(s) or by person(s) authorized to become registered holder(s) by certificates and documents transmitted therewith. If signature is by trustee, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information and see Instruction 4.)

Name(s)______________________________________________________________________________________

__________________________________________________________________________________________________________
(Please Print)

Capacity (full title)_______________________________________________________________________________________

Address_______________________________________________________________________________________________
(Including Zip Code)
(Home for individual, office for entity)

☐ Check here if foreign.	Place of incorporation, if a corporation ______

Daytime Area Code andTelephone
Number ____________

Tax Identification or Social Security No.____________	(See Substitute Form W-9 below)

GUARANTEE OF SIGNATURE(S)
(IF REQUIRED-SEE INSTRUCTIONS 1 AND 4)

Authorized Signature:_________________________________________________________________________

Name:_____________________________________________________________________________________
(Please Print)

Name of Firm:_______________________________________________________________________________

Address:____________________________________________________________________________________
(Including Zip Code)

Daytime Area Code and Telephone Number:_______________________________________________________

Dated:______________________________________________________________________________________

BOX 3

SPECIAL ISSUANCE/DELIVERY INSTRUCTIONS
(See Instructions 4 and 9)

        To be completed ONLY if any checks are to be issued in the name of someone other than the person or persons whose name(s) appear(s) in Box 1 of the Letter of Transmittal or at an address other than that shown in Box 1 of this Letter of Transmittal.

Issue and mail any checks to

(Please Type or Print)

Name:________________________________________________________________________________________

Address:______________________________________________________________________________________

______________________________________________________________________________________
Zip Code

__________________________________________________________________________________________________________
Employer Identification or Social Security No. See Substitute Form W-9

INSTRUCTIONS

    1.     Guarantee of Signatures. All signatures of this Letter of Transmittal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15) of the Securities Exchange Act of 1934, as amended, including (as such terms are defined in that Rule): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association) (an “Eligible Institution”), unless (a) this Letter of Transmittal is signed by the registered holder(s) of the Certificates surrendered herewith with the checks are not to be issued in the name of, or delivered to, any person other than the registered holder(s) or (b) such Certificates are surrendered for the account of an Eligible Institution. A verification by a notary public is not acceptable. See Instruction 4.

    2.     Delivery of Letter of Transmittal. This Letter of Transmittal is to be used if Certificates are to be forwarded herewith. Certificates for all physically tendered Common Stock, as well as this Letter of Transmittal properly completed and duly executed (or a facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Paying Agent at its address set forth on the front page of this Letter of Transmittal.

        The method of delivery of this Letter of Transmittal, Certificates, and all other documents is at the option and risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Paying Agent. If delivery is by mail, it is recommended that such Certificates and documents be sent by registered mail, properly insured, with return receipt requested.

    3.     Inadequate Space. If the space provided herein is inadequate, the Certificate numbers and notation of the number of shares formerly represented by the Certificate(s) should be listed on a separate schedule attached hereto.

    4.     Signatures on Letter of Transmittal, Stock and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Certificates surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Certificates, without alteration, enlargement or any change whatsoever.

        If any of the Certificates surrendered hereby are owned of record by two or more persons, all such persons must sign this Letter of Transmittal. If any of the Certificates surrendered hereby are registered in different names on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificates.

        If this Letter of Transmittal is signed by the registered holder(s) of the Certificates, no endorsements of the Certificates or separate stock powers are required, unless checks are to be issued in the name of, or delivered to, any person other than such registered holder(s). If checks are to be issued in the name of, or delivered to, any person other than the registered holder(s) of the Certificates, all signatures on the Certificates or stock powers must be guaranteed by an Eligible Institution (unless signed by an Eligible Institution). If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Certificates, the Certificates must be endorsed or accompanied by appropriate stock powers and, in either case, signed exactly as the names of the registered holder(s) appear on the Certificates. Signatures of any such person on any of the Certificates or any stock powers must be guaranteed by an Eligible Institution (unless signed by an Eligible Institution).

        If this Letter of Transmittal or any Certificate or stock power is signed by a Trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted with this Letter of Transmittal.

    5.     Lost Stock Certificates. You will not receive your check unless and until you deliver this Letter of Transmittal properly completed and duly executed to the Paying Agent, together with the Certificate(s) evidencing your Common Stock and any accompanying evidence of authority. If your Certificates have been lost, stolen, misplaced or destroyed, check the box on the front of this form, return it to the Paying Agent and await further instructions about signing an affidavit and/or the posting of a bond or an indemnity undertaking.

    6.     Request for Assistance or Copies. Requests for assistance or additional copies of this Letter of Transmittal may be obtained from the Paying Agent at any of its addresses listed on the front cover of this Letter of Transmittal or by calling [______________________].

    7.     Substitute Form W-9. The surrendering stockholder (or other payee) is required to provide his broker with a current Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is provided under “Important Tax Information” below, and to certify whether the surrendering stockholder (or other payee) is subject to backup withholding of federal income tax. If a surrendering stockholder (or other payee) has been notified by the Internal Revenue Service that he is subject to backup withholding, he must cross out item (2) of the Certification box of the Substitute Form W-9. Failure to provide the information on the Substitute Form W-9 may subject the surrendering stockholder (or payee) to 28% federal income tax withholding on the payment of the Merger Consideration. If the surrendering stockholder (or other payee) has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, he would write “Applied For” in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9. A surrendering stockholder (or other payee) that is a foreign person should not complete Substitute Form W-9, but instead such persons should complete the Form W-8BEN, which is being provided to all foreign holders. If you require this Form, please contact the Paying Agent.

    8.     Transfer Taxes. If payments in receipt of surrendered Certificates are to be made to any person(s) other than the registered holder(s) of such Certificates, the amount of any transfer taxes (whether imposed on the registered holder(s) or such other person(s)) payable on account of such transfer will be deducted from such payments unless satisfactory evidence of payment of such taxes, or exemption therefrom, is submitted. Except as provided in this Instruction 8, it will not be necessary for transfer tax stamps to be affixed to the Certificates surrendered herewith or funds to cover such stamps to be provided with this Letter of Transmittal.

    9.     Special Payment and Delivery Instructions. If any checks are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if any checks are to be sent to someone other than to the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at any address other than that shown in Box 1, then Box 3 (Special Issuance/Delivery Instructions), must be completed. If no such instructions are given, all checks will be issued in the name and sent to the address appearing in Box 1.

IMPORTANT TAX INFORMATION

        Under the federal income tax law, a stockholder whose surrendered Certificates are accepted for payment is required by law to provide the Paying Agent (as payer) with his correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is his social security number. If the Paying Agent is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to the Certificates may be subject to backup withholding.

        Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Paying Agent. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

        If backup withholding applies, the Paying Agent is required to withhold 30% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

        To prevent backup withholding on payments that are made to a stockholder with respect to Certificates surrendered pursuant to the Merger, the stockholder is required to notify the Paying Agent of his correct TIN by completing the form below certifying that the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN).

What Number to Give the Paying Agent

        The stockholder is required to give the Paying Agent the social security number or employee identification number of the record owner of the Certificates. If the Certificates are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, he or she should write “Applied For” in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9. If “Applied For” is written in Part I and the Paying Agent is not provided with a TIN within 60 days, the Paying Agent will withhold 30% of all payments of the Merger Consideration until a TIN is provided to the Paying Agent.

Exhibit (d)(1)

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 25th day of November, 2003 (the “Effective Date”) by and between Gilat Satellite Networks, Ltd., an Israeli company (the “Purchaser”), Lance Mortensen, an individual resident of the State of California (“Mortensen”), and each of the persons listed on Schedule A attached hereto (together with Mortensen, the persons listed on Schedule A are collectively referred to herein as “Sellers” and each individually as a “Seller”).

        WHEREAS, the Purchaser together with its affiliates holds approximately 85% (the “Gilat Shares”) of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of rStar Corporation, a Delaware corporation (“rStar”); and

        WHEREAS, as soon as practicable following such time as the Purchaser together with its affiliates obtains 90% or more of the issued and outstanding Common Stock, the Purchaser intends to seek to acquire all of the Common Stock not then held by the Purchaser through a short-form merger of a subsidiary of the Purchaser with and into rStar or a similar transaction (the “Merger”), after which the Purchaser intends to seek to cause the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be terminated (together with the Merger, the “Going-Private Transaction”); and

         WHEREAS, each Seller holds of record the number of shares (the "Purchased Shares") of rStar Common Stock listed next to such Seller's name on Schedule A hereto; and

         WHEREAS, the Purchaser desires to purchase, and each Seller desires to sell, the Purchased Shares pursuant to the terms and conditions of this Agreement.

        NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Purchase and Sale of Securities.

    (a)        Purchase and Sale. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as defined below) and each Seller agrees to sell at the Closing all of the Purchased Shares held by such Seller for a purchase price of $0.60 per Purchased Share (the “Per Share Purchase Price”), subject to any adjustment or adjustments pursuant to clauses (d) and (e) below, payable by wire transfer in immediately available funds (the “Aggregate Purchase Price”) on the Closing Date (as defined below). Subject to the satisfaction or waiver of the conditions set forth in Section 5 hereof, the closing of the purchase and sale of the Purchased Shares (the “Closing”) shall be held at the offices of Piper Rudnick LLP, 1251 Avenue of the Americas, New York, NY 10020 at 10:00 a.m., local time, on the third business day following the satisfaction or waiver of the conditions set forth in Section 6(c) hereto or at such other place and time upon which the Sellers and the Purchaser shall agree. The date on which the Closing actually occurs, which in no event shall be after the termination date (the “Termination Date”) of this Agreement pursuant to Section 7 hereof, is herein referred to as the “Closing Date.”

    (b)        Closing Deliveries. At the Closing:

    (i)               each Seller will deliver to the Purchaser certificates representing the Purchased Shares, free and clear of any Encumbrances (as defined below in Section 3(a)), duly endorsed in blank or accompanied by stock powers duly executed in blank; and

(ii) the Purchaser will deliver the Aggregate Purchase Price payable to each Seller to such Seller.

    (c)        Effects of Closing. The Purchaser and the Sellers agree that, effective at the Closing:

    (i)               any options, warrants or other securities convertible into or exchangeable for shares of Common Stock or other capital stock of rStar held by any Seller shall terminate, be canceled and of no further force and effect whatsoever (the “Purchased Options”); and

    (ii)               any rights or claims any Seller may have, either directly, derivatively or otherwise, against rStar, the Purchaser or any of its affiliates under or pursuant to the Second Amended and Restated Acquisition Agreement, dated as of December 31, 2001, by and among Gilat To Home Latin America (Holland) N.V., a Dutch corporation, rStar and the Purchaser, as amended, shall terminate, be canceled and of no further force and effect whatsoever.

    (d)        Per Share Purchase Price Adjustment. The Purchaser agrees that if it consummates any stock purchase or similar agreement, during the period from the Effective Date through and including the date of the consummation of the Going-Private Transaction (but not including any amounts paid to any holder of Common Stock following the consummation of the Going-Private Transaction in accordance with the provisions of Section 262 of the Delaware General Corporation Law) at a per share purchase price for any shares of rStar Common Stock greater than the Per Share Purchase Price under this Agreement (each, a “Better Offer Price”), the Per Share Purchase Price hereunder shall be adjusted so that each Seller will receive the Better Offer Price; provided, however, that, anything contained in this agreement to the contrary notwithstanding, the foregoing obligation to pay to Best Offer Price to the Sellers shall not apply until the Purchaser acquires or agrees to acquire more than 25,000 shares of Common Stock (in the aggregate) for a price greater than the Per Share Purchase Price. The Per Share Purchase Price to be paid under this Agreement may be adjusted more than once such that the Per Share Purchase Price shall equal the highest Better Offer Price paid by the Purchaser to any rStar stockholder between the Effective Date and the date of the consummation of the Going-Private Transaction. Any such post-Effective Date Per Share Purchase Price adjustment will be made:

    (i)               if such subsequent stock purchase or similar agreement is consummated on or prior to the Closing Date, automatically and without further action by either party through (A) the deemed amendment of the “Per Share Purchase Price” to equal the last Better Offer Price and (B) payment of the adjusted Aggregate Purchase Price at Closing subject to the satisfaction or waiver of the conditions to the obligations of the parties to this Agreement; or

    (ii)               if such subsequent stock purchase or similar agreement is consummated after the Closing Date, through payment of the difference between (A) the Aggregate Purchase Price, adjusted to reflect the Better Offer Price, and (B) the Aggregate Purchase Price previously paid at Closing by wire transfer in immediately available funds within ten business days of the consummation of such subsequent stock purchase or similar agreement.

    (e)        Additional Per Share Purchase Price Adjustment. If the number of outstanding shares of Common Stock is increased or decreased or the Common Stock is changed into or exchanged for a different number or kind of shares or other securities of rStar by reason of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by rStar occurring after the date hereof, any shares or other securities so received by the Seller shall constitute Purchased Shares hereunder and a proportionate and appropriate adjustment shall be made by the Purchaser to the Per Share Purchase Price. Any such adjustment shall not change the Aggregate Purchase Price payable by the Purchaser to any Seller hereunder.

    2.        Representations and Warranties of Purchaser. As a material inducement to each Seller to enter into this Agreement and sell the Purchased Shares hereunder, the Purchaser hereby represents and warrants to each Seller that:

    (a)        Organization; Etc. The Purchaser (i) is a corporation validly existing and in good standing under the laws of Israel, and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

    (b)        Authority Relative to this Agreement. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity) (the “Bankruptcy Exceptions”).

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of the Purchaser, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets are bound, (iii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity (as hereinafter defined) or any statute, rule, law, ordinance or regulation (collectively, “Laws” and, individually, a “Law”) applicable to the Purchaser or any of its properties or assets, or (iv) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or foreign, federal, state or local governmental or regulatory authority (a “Governmental Entity”) or other third party, except as contemplated by Section 6(c). The Purchaser has the full authority and ability to purchase the Purchased Shares, as contemplated by this Agreement, under applicable Law.

    3.        Representations and Warranties of Seller. As a material inducement to the Purchasers to enter into this Agreement and purchase the Purchased Shares hereunder, each Seller, each with respect to itself only and severally, and not jointly, represents and warrants to the Purchaser that:

    (a)        Title; Agreements. The Seller (i) beneficially holds the Purchased Shares set forth on Schedule A, free and clear of any lien, security interest, mortgage, pledge, hypothecation, charge, preemptive right, voting trust, imposition, covenant, condition, right of first refusal, easement or conditional sale or other title retention agreement or other restriction (an “Encumbrance”), (b) is not a party to any voting trust, proxy or other agreement or understanding with respect to any capital stock of rStar and (c) except for any securities which will be terminated and cancelled in accordance with Section 1(c)(i) above, owns no other, and has no other right to purchase, any capital stock or other securities in rStar. At the Closing, the Purchaser will acquire the Purchased Shares free and clear of any Encumbrance except those arising under applicable securities laws.

    (b)        Authority Relative to this Agreement. The Seller has the full right, power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary action and no other proceeding on the part of the Seller is necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject only to the Bankruptcy Exceptions.

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of its properties or assets are bound, (ii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity or any Law applicable to the Seller or any of its properties or assets, or (iii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or Governmental Entity or other third party, except as contemplated by Section 6(c). The Seller has the full authority and ability to sell the Purchased Shares, as contemplated by this Agreement, under applicable Law.

    (d)        Litigation; Claims. There is no litigation, claim, proceeding or government investigation pending or threatened against the Seller which could reasonably be expected to have a material adverse effect on the transactions contemplated by this Agreement.

    (e)        No Brokers. Neither the Seller nor any person acting on behalf of the Seller has agreed to pay a commission, finder’s or investment banking fee, or similar payment in connection with this Agreement or any matter related hereto to any person, nor has any such person taken any action on which a claim for any such payment could be based.

    4.         Covenants.

    (a)        Standstill. During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, neither Seller nor any of its affiliates will (and neither Seller nor any of its affiliates will assist or encourage others to), directly or indirectly, unless specifically requested to do so in writing in advance by Purchaser’s Board of Directors:

    (i)               acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act of any of rStar’s assets (other than in the ordinary course of business) or businesses or any voting securities issued by rStar (including through exercise of the Purchased Options), or any rights or options to acquire such ownership, including from a third party;

    (ii)               make, or in any way participate, in any solicitation of proxies or consents with respect to any securities of rStar which are, or may be, entitled to vote in the election of rStar’s directors (“rStar Voting Securities”), become a participant in any election contest with respect to rStar; or seek to advise, encourage or influence any person or entity with respect to the voting of any rStar Voting Securities; or demand a copy of rStar’s stock ledger, list of its stockholders or other books and records; or call or attempt to call any meeting of the stockholders of rStar;

(iii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving rStar or its securities or assets;

(iv) form, join or in any way participate, directly or indirectly, in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any rStar Voting Securities;

(v) otherwise act, alone or in concert with others, directly or indirectly, to seek control of the management, board of directors, or policies of rStar; or

(vi) enter into any negotiations, arrangements or understandings with any third party with respect to any of the matters described in (i) through (v) above.

    (b)        Voting; Lock-Up.

    (i)               During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, the Seller shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of rStar Common Stock, however called, or in connection with any written consent of the holders of rStar Common Stock, with respect to the approval of any matter relating to the Going Private Transaction, vote (or cause to be voted) the Purchased Shares in the same manner as the Gilat Shares are voted.

    (ii)               During the period from the Effective Date through and including the earlier of the Closing Date or the Termination Date, the Seller hereby covenants and agrees that, except as contemplated by this Agreement, it shall not (A) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Purchased Shares or Purchased Options, (B) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Purchased Shares or Purchased Options, (C) grant any proxy, power-of-attorney or other authorization in or with respect to such Purchased Shares, (D) deposit such Purchased Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Purchased Shares or (E) grant or permit any Encumbrance on any of the Purchased Shares or Purchased Options.

    (iii)               The voting agreements contained in this Section 4(b), to the extent they may be deemed to grant proxies, shall be deemed to be coupled with an interest and shall be irrevocable for so long as the provisions of this Section 4(b) shall remain in effect.

    (c)        Public Announcements. From and after the date of this Agreement and regardless of any termination of this Agreement, the Seller agrees not to make any public announcement or other disclosure concerning this Agreement or the transactions contemplated herein. Notwithstanding the foregoing, if, upon advice of legal counsel, the Seller determines that public announcement or disclosure is required by applicable Law, including pursuant to the securities laws, then the Purchaser hereto shall have the right to review and comment upon any such filing, report, press release or public statement prior to its issuance.

    (d)        Shareholder Loans. Anything contained in this Agreement to the contrary notwithstanding, with respect to any Seller identified on Schedule A hereto, effective at the Closing, upon delivery of the Purchased Shares by such Seller to the Purchaser in accordance with Section 1(b)(i) hereto: (i) rStar shall be deemed to have acquired (and the Purchaser shall cause to be delivered to rStar) the number of Purchased Shares indicated opposite the Seller’s name on Schedule A (the “Pledged Shares”) in full satisfaction of the non-recourse indebtedness of the Seller to rStar indicated to be owed by the Seller to rStar on Schedule A (the “Debt”); (ii) all obligations of such Seller to repay the Debt shall be deemed to have been satisfied in full; and (iii) the Purchaser shall have no obligation pay the Per Share Purchase Price to such Seller with respect to any of the Pledged Shares.

    (e)        Merger. The Purchaser agrees that, as soon as practicable (but in no event more than 30 days) following the Closing, the Purchaser shall use commercially reasonable efforts to cause the Merger to be consummated, pursuant to which the Purchaser shall cause to be paid to each then remaining shareholder of rStar (other than the Purchaser and its affiliates) an amount for each share of Common Stock then owned by such shareholder, an amount equal to the Per Share Purchase Price. Without limiting the foregoing, the Purchaser agrees to use its reasonable commercial efforts to seek to cause the conditions to the Closing set forth in Section 6(c) to be consummated as promptly as practicably following the date hereof.

    (f)        Information. If required by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), each Seller shall provide the Purchaser with all information related to such Seller required by the Purchaser’s Schedule 13E-3 (the “13E-3”).

    5.         Release.

    (a)        As a material inducement to the Purchaser to enter into this Agreement, effective as of the Closing Date, each Seller and, if applicable, each of their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Sellers Releasing Parties”), hereby releases, acquits and forever discharges, other than as expressly set forth in this Agreement, the Purchaser and its subsidiaries and other affiliates and each of its and their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Purchaser Released Parties”), of and from any and all actions and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, demands, liabilities, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind, in law or in equity or otherwise, whether known or unknown, suspected or unsuspected, disclosed or undisclosed, which the Sellers Releasing Parties had, or now have, or which the Sellers Releasing Parties can, shall or may have against the Purchaser Released Parties, arising out of or in connection with any prior agreements or transactions between or among the parties hereto, except for this Agreement.

    (b)        As a material inducement to the Sellers to enter into this Agreement, effective as of the Closing Date, the Purchaser and its affiliates and their respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Purchaser Releasing Parties”), hereby release, acquit and forever discharge, other than as expressly set forth in this Agreement, each Seller and, if applicable, its respective officers, directors, stockholders, partners, employees, successors, assigns, affiliates, agents and counsel, past and present (collectively, the “Sellers Released Parties”), of and from any and all actions and causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, demands, liabilities, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind, in law or in equity or otherwise, whether known or unknown, suspected or unsuspected, disclosed or undisclosed, which the Purchaser Releasing Parties had, or now have or which the Purchaser Releasing Parties can, shall or may have against the Sellers Released Parties, arising out of or in connection with any prior agreements or transactions between or among the parties, except for this Agreement.

    6.        Conditions to the Parties’ Obligations.

    (a)        Conditions to the Seller’s Obligations. Each Seller’s obligation to consummate its sale of the Purchased Shares shall be conditioned on the satisfaction or waiver of the following conditions:

    (i)               The representations and warranties of the Purchaser contained in Section 2 shall be true and correct in all material respects on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

    (ii)               The Purchaser shall have substantially performed and complied in all material respects with all agreements, covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date;

    (iii)               There shall not be in effect any preliminary or permanent injunction or other order issued by any state or federal court which prevents the transactions contemplated hereby and no proceedings with respect to any such injunction or order shall be pending; and

(iv) There shall be no material pending or threatened litigation, bankruptcy or insolvency, order or claim with respect to the transactions contemplated herein.

    (b)        Conditions to the Purchaser’s Obligations. The Purchaser’s obligation to consummate its purchase of the Purchased Shares shall be conditioned on the satisfaction or waiver of the following conditions:

    (i)               The representations and warranties of each Seller contained in Section 3 shall be true and correct on and as of the date hereof and the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

    (ii)               Each Seller shall have substantially performed and complied in all material respects with all agreements, covenants, obligations and conditions contained in this Agreement that are required to be performed or complied with by him on or before the Closing Date;

    (iii)               There shall not be in effect any preliminary or permanent injunction or other order issued by any state or federal court which prevents the transactions contemplated hereby and no proceedings with respect to any such injunction or order shall be pending;

    (v)               The purchase of the Purchased Shares by the Purchaser hereunder shall not be prohibited by any applicable Law or governmental rule or regulation and shall not subject the Purchaser to any penalty, liability or, in such Purchaser’s sole judgment, other onerous condition under or pursuant to any applicable Law or governmental rule or regulation, and the purchase of the Purchased Shares by the Purchaser hereunder shall be permitted by Laws, rules and regulations of the jurisdictions and governmental authorities and agencies to which the Purchaser is subject; and

(iv) There shall be no material pending or threatened litigation, bankruptcy or insolvency, order or claim with respect to the transactions contemplated herein.

    (c)        Conditions to Both Parties’ Obligations. Each of the parties’ obligations to consummate the purchase and sale of the Purchased Shares shall be conditioned on the satisfaction of the following:

    (i)               Either (A) the Purchaser’s Schedule 13E-3 Transaction Statement, filed on the Effective Date in connection with the Going-Private Transaction (the “Transaction Statement”) shall not have been subject to a review by the SEC and the SEC shall have indicated to the Purchaser that it does not intend to undertake such a review or (B) the Purchaser shall have ultimately resolved all comments received from the SEC pursuant to any SEC review of its Transaction Statement; and

(ii) The Purchaser shall have satisfied its disclosure obligations within the time periods specified under Rule 13e-3(e) and (f) of the Exchange Act.

    7.         Termination.

    (a)        This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(i) at any time, by mutual written agreement of the Purchaser and the Sellers;

    (ii)               at any time after April 30, 2004, by the Purchaser upon five business days’ prior written notice to the Sellers, if the Closing shall not have occurred for any reason other than a breach of this Agreement by the Purchaser;

    (iii)               at any time after April 30, 2004, by the Sellers upon five business days’ prior written notice to the Purchaser, if the Closing shall not have occurred for any reason other than a breach of this Agreement by any Seller; and

    (iv)               by either the Sellers or the Purchaser if a court of competent jurisdiction shall have issued a judgment, order, injunction or decree permanently restraining or prohibiting the transactions contemplated by this Agreement, and such judgment, order, injunction or decree shall have become final and nonappealable; and

    (b)        In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7(a) hereof, this Agreement shall become void and there shall be no liability on the part of any party hereto except (i) the obligations provided for in this Section 7 and Section 8(h) hereof and (ii) nothing herein shall relieve any party from liability for breach of this Agreement.

    8.         General Provisions.

    (a)        Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the subject matter hereof and supersede other prior agreements and understandings between the parties both oral and written regarding such subject matter.

    (b)        Severability. It is the desire and intent of the parties to this Agreement that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid or unenforceable, this Agreement shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Agreement in the particular jurisdiction in which such adjudication is made.

    (c)        Notices. Any notice required or permitted by this Agreement must be in writing and must be sent by facsimile, by nationally recognized commercial overnight courier, or mailed by United States registered or certified mail, addressed to the other party at the address below or to such other address for notice (or facsimile number, in the case of a notice by facsimile) as a party gives the other party written notice of in accordance with this Section 8(c). Any such notice will be effective as of the date of receipt:

(i)	if to a Seller, to that Seller’s address indicated on Schedule B hereto;

(ii)	if to the Purchaser, to

Gilat Satellite Networks, Ltd.

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye

Petah Tikva, 49130 Israel

Attention: Yoav Leibovitch, Chief Financial Officer

Telephone: 011-972-3-925-2525

Facsimile: 011-972-3-925-2945

with a copy to:

Piper Rudnick LLP

1251 Avenue of the Americas

29th Floor

New York, New York 10020-1104

Attention: Jonathan Klein, Esq.

Telephone: (212) 835-6000

Facsimile: (212) 884-8502

    (d)        Governing Law; Jurisdiction; Arbitration. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK. COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN NEW YORK COUNTY) OR THE FEDERAL DISTRICT COURT, SOUTHERN DISTRICT, WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. Notwithstanding the foregoing, any dispute arising in connection with this Agreement or the transactions contemplated by this Agreement that is not resolved by voluntary agreement of the parties shall be finally and exclusively settled by arbitration in accordance with the provisions of this Section 8(d). If any such dispute arises, any party may at any time deliver written notice that it intends to submit such dispute to arbitration to each other party. If such a notice is delivered to each other party, then the party that delivered such notice shall be entitled to direct submission of the dispute to arbitration. Notwithstanding this Section 8(d), each party shall have the right to seek, pending the establishment of the arbitral tribunal, interim relief in aid of arbitration or to protect the rights of such party in respect of this Agreement from any court of competent jurisdiction. Any request for such interim relief by a party shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. Such arbitration shall be held in New York, New York (which shall be the exclusive location of such arbitration unless otherwise agreed by the parties) in accordance with the rules and regulations of the American Arbitration Association, with pre-hearing discovery as deemed necessary by the arbitrator. The determination of the arbitrators shall be conclusive and binding upon the parties, and any determination by the arbitrators of an award may be filed with the clerk of a court of competent jurisdiction as a final adjudication of the claim involved, where application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The expenses of each party, including legal and accounting fees, if any, with respect to the arbitration, shall be borne by such party, except to the extent otherwise directed by the arbitrators. The arbitrators shall designate the parties to bear the expenses of the arbitrators or the respective amounts of such expense to be borne by each party. Without limiting the foregoing, the arbitrators shall be authorized to cause the expenses incurred by the prevailing party of any arbitration to be borne by the other party.

    (e)        Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

    (f)        Counterparts. This Agreement may be signed in counterparts and all signed copies of this Agreement will together constitute one original of this Agreement. This Agreement shall become effective when each party hereto shall received counterparts thereof signed by all the other parties hereto.

    (g)        Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the parties hereto except that Purchaser may assign any of its rights (but may not delegate any of its obligations) under this Agreement to any affiliate of the Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    (h)        Fees and Expenses. Whether or not this Agreement and the transactions contemplated hereby are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    (i)        Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Section” shall refer to corresponding provisions of this Agreement and whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    (j)        No Third-Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto; provided, however, that this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective and permitted assigns.

    (k)        No Waiver; Modification. Any waiver of any right or default will be effective only in the instance given and will not operate as or imply of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced.

    (l)        Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

    (m)        Construction. With regard to each and every provision of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that same have or has been mutually negotiated, prepared anddrafted, and that if, at any time, the need arises to construe any provision hereof, or any agreement or instrument subject hereto, that no consideration shall be given to the issue of which party actually prepared, drafted, requested, or negotiated any provision of this Agreement or any agreement subject hereto.

    (n)        Tax Liability. Any tax liability which shall be required to be paid with regard to consideration set forth in Section 1 herein, shall be borne by the Sellers.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement as of the day and year first set forth above.

GILAT SATELLITE NETWORKS, LTD. BY: /S/ —————————————— Name: Title:

SELLERS:

Lance Mortensen BY: /S/ —————————————— Name: Title:	Michael Arnouse BY: /S/ —————————————— Name: Title:

The Mortensen Family Resource Trust BY: /S/ —————————————— Name: Title:	MCA Irrevocable Trust BY: /S/ —————————————— Name: Title:

The Mortensen Charitable Resource Trust BY: /S/ —————————————— Name: Title:	MC Investment Trust BY: /S/ —————————————— Name: Title:

The Mortensen Irrevocable Family Trust BY: /S/ —————————————— Name: Title:	Michael Arnouse C.R.T. BY: /S/ —————————————— Name: Title:

The Cris A Mortensen Trust BY: /S/ —————————————— Name: Title:	Cavco of North Florida, Inc. BY: /S/ —————————————— Name: Title:

Exhibit (d)(2)

RELEASE AGREEMENT

        THIS RELEASE AGREEMENT (this “Agreement”) is made this 25th day of November, 2003 (the “Effective Date”) by and between Gilat Satellite Networks, Ltd., an Israeli company (“Gilat”), Lance Mortensen, an individual resident of the State of California (“Mortensen”), Michael Arnouse, an individual resident of the State of New York (“Arnousse”) and Charles Appleby, an individual resident of the State of Florida, (“Appleby”) (Mortensen, Arnouse and Appleby shall collectively be referred to herein as the “Beneficiaries” and individually, each as a “Beneficiary”).

        WHEREAS, pursuant to Section 6.8 of the Second Amended and Restated Acquisition Agreement dated as of December 2001, (the “Acquisition Agreement”), by and among Gilat, Gilat To Home Latin America (Holland) N.V., a Dutch corporation, and rStar Corporation, a Delaware corporation (“rStar”), Gilat agreed that, following the consummation of the transactions contemplated by the Acquisition Agreement, it would cause rStar to maintain certain agreed upon levels of directors’ and officers’ liability insurance coverage (“D&O Insurance”);

         WHEREAS, prior to the consummation of the transactions contemplated by the Acquisition Agreement, the Beneficiaries constituted the Board of Directors of rStar (the "rStar Board");

         WHEREAS, as the former members of the rStar Board, the Beneficiaries are the primary beneficiaries of the agreement contained in Section 6.8 of the Acquisition Agreement;

        WHEREAS, Gilat has announced its intention to: (i) acquire such number of shares of the common stock, par value $0.01 per share (the “Common Stock”), of rStar as will result in Gilat and its affiliates owning 90% or more of the issued and outstanding Common Stock; (ii) as soon as practicable following such time as Gilat, together with its affiliates, obtains 90% or more of the issued and outstanding Common Stock, acquire all of the Common Stock not then held by Gilat through a short-form merger of a subsidiary of Gilat with and into rStar or a similar transaction (the “Merger”); and (iii) following such Merger, seek to cause the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be terminated (collectively, the events referred to in clause (i), (ii) and (iii) being referred to herein as the “Going-Private Transaction”);

         WHEREAS, upon consummation of the Going Private Transaction, as the owner of 100% of the issued and outstanding Common Stock, Gilat intends to cause the provisions of Section 6.8 of the Acquisition Agreement to be terminated; and

        WHEREAS, in order to accomplish such termination, Gilat wishes to induce the Beneficiaries to waive any rights they may have as beneficiaries of the provisions of Section 6.8 of the Acquisition Agreement.

        NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

    1.        D&O Insurance. The Beneficiaries agree and acknowledge that, effective upon the consummation of the Going Private Transaction (the “Closing”) and receipt by the Beneficiaries of the deposit contemplated in Section 2 below: (a) rStar may, and Gilat may permit rStar to, cease maintaining D&O Insurance, whether pursuant to Section 6.8 of the Acquisition Agreement or otherwise; and (b) the Beneficiaries shall waive all rights they may have, if any, individually or collectively, under or pursuant to Section 6.8 of the Acquisition Agreement. Notwithstanding the foregoing, Gilat agrees to cause rStar to maintain D&O Insurance for a period of three months following the Closing.

    2.        Consideration. As full consideration for the agreements of the Beneficiaries contained in Section 1 above and as security for any claims which in the future could arise against the Beneficiaries and, but for the agreements contained in Section 1 above, may have been covered by the D&O Insurance, contemporaneously with the Closing, Gilat shall cause the sum of $950,000 in immediately available funds to be deposited into a bank account designated by the Beneficiaries prior to the Closing (the “Account”). The Account shall be under the control of the Beneficiaries who may maintain or distribute the contents thereof as they shall determine in their discretion.

    3.        Representations and Warranties of Gilat. Gilat hereby represents and warrants to the Beneficiaries that:

    (a)        Organization; Etc. Gilat (i) is a corporation validly existing and in good standing under the laws of Israel, and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

    (b)        Authority Relative to this Agreement. Gilat has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Gilat and the consummation by Gilat of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Gilat are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Gilat and, assuming the due authorization, execution and delivery by the Beneficiaries, constitutes a legal, valid and binding obligation of Gilat, enforceable against Gilat in accordance with its terms.

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by Gilat, nor the consummation by Gilat of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of Gilat, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which Gilat is a party or by which Gilat or any of its properties or assets are bound, (iii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity (as hereinafter defined) or any statute, rule, law, ordinance or regulation (collectively, “Laws” and, individually, a “Law”) applicable to Gilat or any of its properties or assets, or (iv) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or foreign, federal, state or local governmental or regulatory authority (a “Governmental Entity”) or other third party.

    4.        Representations and Warranties of Each of the Beneficiaries. Each Beneficiary, each with respect to itself only and severally, and not jointly, represents and warrants to Gilat that:

    (a)        Authority Relative to this Agreement. The Beneficiary has the full right, power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Beneficiary, and the consummation by the Beneficiary of the transactions contemplated hereby have been duly authorized by all necessary action and no other proceeding on the part of the Beneficiary is necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Beneficiary and, assuming the due authorization, execution and delivery by Gilat, constitutes a legal, valid and binding obligation of the Beneficiary, enforceable against the Beneficiary in accordance with its terms.

    (c)        Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement by the Beneficiary, nor the consummation by the Beneficiary of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Beneficiary is a party or by which the Beneficiary or any of its properties or assets are bound, (ii) violate any order, writ, injunction, decree or award rendered by any Governmental Entity or any Law applicable to the Beneficiary or any of its properties or assets, or (iii) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any domestic or Governmental Entity or other third party.

    (d)        Litigation; Claims. There is no litigation, claim, proceeding or government investigation pending or threatened against the Beneficiary which could reasonably be expected to have a material adverse effect on the transactions contemplated by this Agreement.

    (e)        No Brokers. Neither the Beneficiary nor any person acting on behalf of the Beneficiary has agreed to pay a commission, finder’s or investment banking fee, or similar payment in connection with this Agreement or any matter related hereto to any person, nor has any such person taken any action on which a claim for any such payment could be based.

    5.         Termination.

    (a)        This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(i) at any time, by mutual written agreement of Gilat and the Beneficiaries;

    (ii)               at any time after April 30, 2004, by Gilat upon five business days’ prior written notice to the Beneficiaries, if the Closing shall not have occurred for any reason other than a breach of this Agreement by Gilat;

    (iii)               at any time after April 30, 2004, by the Beneficiaries upon five business days’ prior written notice to Gilat, if the Closing shall not have occurred for any reason other than a breach of this Agreement by any Beneficiary; and

    (iv)               by either the Beneficiaries or Gilat if a court of competent jurisdiction shall have issued a judgment, order, injunction or decree permanently restraining or prohibiting the transactions contemplated by this Agreement, and such judgment, order, injunction or decree shall have become final and nonappealable.

    (b)        In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby, this Agreement shall become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for breach of this Agreement.

    6.        General Provisions.

    (a)        Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the subject matter hereof and supersede other prior agreements and understandings between the parties both oral and written regarding such subject matter.

    (b)        Severability. It is the desire and intent of the parties to this Agreement that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid or unenforceable, this Agreement shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Agreement in the particular jurisdiction in which such adjudication is made.

    (c)        Notices. Any notice required or permitted by this Agreement must be in writing and must be sent by facsimile, by nationally recognized commercial overnight courier, or mailed by United States registered or certified mail, addressed to the other party at the address below or to such other address for notice (or facsimile number, in the case of a notice by facsimile) as a party gives the other party written notice of in accordance with this Section 8(c). Any such notice will be effective as of the date of receipt:

(i)	if to a Beneficiary, to that Beneficiary’s address indicated on Schedule A hereto;

(ii)	if to Gilat, to

Gilat Satellite Networks, Ltd.

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye

Petah Tikva, 49130 Israel

Attention: Yoav Leibovitch, Chief Financial Officer

Telephone: 011-972-3-925-2525

Facsimile: 011-972-3-925-2945

with a copy to:

Piper Rudnick LLP

1251 Avenue of the Americas

29th Floor

New York, New York 10020-1104

Attention: Jonathan Klein, Esq.

Telephone: (212) 835-6000

Facsimile: (212) 884-8502

    (d)        Governing Law; Jurisdiction; Arbitration. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK. COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN NEW YORK COUNTY) OR THE FEDERAL DISTRICT COURT, SOUTHERN DISTRICT, WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. Notwithstanding the foregoing, any dispute arising in connection with this Agreement or the transactions contemplated by this Agreement that is not resolved by voluntary agreement of the parties shall be finally and exclusively settled by arbitration in accordance with the provisions of this Section 8(d). If any such dispute arises, any party may at any time deliver written notice that it intends to submit such dispute to arbitration to each other party. If such a notice is delivered to each other party, then the party that delivered such notice shall be entitled to direct submission of the dispute to arbitration. Notwithstanding this Section 8(d), each party shall have the right to seek, pending the establishment of the arbitral tribunal, interim relief in aid of arbitration or to protect the rights of such party in respect of this Agreement from any court of competent jurisdiction. Any request for such interim relief by a party shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. Such arbitration shall be held in New York, New York (which shall be the exclusive location of such arbitration unless otherwise agreed by the parties) in accordance with the rules and regulations of the American Arbitration Association, with pre-hearing discovery as deemed necessary by the arbitrator. The determination of the arbitrators shall be conclusive and binding upon the parties, and any determination by the arbitrators of an award may be filed with the clerk of a court of competent jurisdiction as a final adjudication of the claim involved, where application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The expenses of each party, including legal and accounting fees, if any, with respect to the arbitration, shall be borne by such party, except to the extent otherwise directed by the arbitrators. The arbitrators shall designate the parties to bear the expenses of the arbitrators or the respective amounts of such expense to be borne by each party. Without limiting the foregoing, the arbitrators shall be authorized to cause the expenses incurred by the prevailing party of any arbitration to be borne by the other party.

    (e)        Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

    (f)        Counterparts. This Agreement may be signed in counterparts and all signed copies of this Agreement will together constitute one original of this Agreement. This Agreement shall become effective when each party hereto shall received counterparts thereof signed by all the other parties hereto.

    (g)        Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the parties hereto except that Gilat may assign any of its rights (but may not delegate any of its obligations) under this Agreement to any affiliate of Gilat. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    (h)        Fees and Expenses. Whether or not this Agreement and the transactions contemplated hereby are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

    (i)        Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Section” shall refer to corresponding provisions of this Agreement and whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    (j)        No Third-Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto; provided, however, that this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective and permitted assigns.

    (k)        No Waiver; Modification. Any waiver of any right or default will be effective only in the instance given and will not operate as or imply of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced.

    (l)        Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

[Remainder of page intentionally left blank.]

    (m)       Construction. With regard to each and every provision of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that same have or has been mutually negotiated, prepared anddrafted, and that if, at any time, the need arises to construe any provision hereof, or any agreement or instrument subject hereto, that no consideration shall be given to the issue of which party actually prepared, drafted, requested, or negotiated any provision of this Agreement or any agreement subject hereto.

    (n)        Tax Liability. Any tax liability which shall be required to be paid with regard to consideration set forth in Section 2 herein, shall be borne by the Beneficiaries.

        IN WITNESS WHEREOF, the parties have duly executed this Release Agreement as of the day and year first set forth above.

GILAT SATELLITE NETWORKS, LTD. BY: /S/ —————————————— Name: Title:

BENEFICIARIES: —————————————— Lance Mortensen

—————————————— Michael Arnouse

—————————————— Charles Appleby

Schedule A

Addresses of Beneficiaries:

Name	Address
Lance Mortensen
Michael Arnouse
Charles Appleby

Exhibit (f)

DELAWARE GENERAL CORPORATION LAW
SECTION 262. APPRAISAL RIGHTS

    (a)        Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b)        Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of this title:

    (1)        Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

    (2)        Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.        Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.        Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c.        Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d.        Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3)        In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c)        Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

    (d)        Appraisal rights shall be perfected as follows:

    (1)        If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2)        If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e)        Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f)        Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g)        At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h)        After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i)        The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j)        The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k)               From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l)        The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.